UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

ArkHAUS Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

November 16, 2021

Physical Address of Issuer:

675 Hudson Street, 4S, New York, NY, United States

Website of Issuer:

https://cstm.haus/miami/arkhaus/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)*	**Prior fiscal year-end (2019)***
Total Assets	n/a	n/a
Cash & Cash Equivalents	n/a	n/a
Accounts Receivable	n/a	n/a
Short-term Debt	n/a	n/a
Long-term Debt	n/a	n/a
Revenues/Sales	n/a	n/a
Cost of Goods Sold	n/a	n/a
Taxes Paid	n/a	n/a
Net Income	n/a	n/a

*Company was formed in 2021.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 14, 2022

ArkHAUS Inc.

ARKHAUS

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

ArkHAUS Inc. ("**ArkHAUS**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 15, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$12.50	$237.50
Maximum Individual Purchase Amount (3)(4)	$250,000	$12,500	$237,500
Target Offering Amount	$25,000	$1,250	$23,750
Maximum Offering Amount	$1,070,000	$53,500	$1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the five percent (5%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://cstm.haus/miami/arkhaus/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/arkhaus

The date of this Form C is February 14, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

ArkHAUS, Inc. is a lifestyle membership club on water, incorporated in Delaware as a corporation on November 16, 2021. The Company entered into an Asset Purchase Agreement dated December 6, 2021 with Saintly Corporation, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000. Mr. Payrovi held a majority of the common stock of Saintly Corporation and the Company issued shares of common stock to other shareholders of Saintly Corporation in exchange for such stockholders' consent to the Asset Purchase Agreement with the Company.

The Company is located at 675 Hudson Street, 4S, New York, NY, United States.

The Company's website is https://cstm.haus/miami/arkhaus/.

The Company conducts business in the Miami, FL and sells products and services through the internet throughout the United States. The Company entered into an Asset Purchase Agreement dated December 6, 2021, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/arkhaus and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 [+]
Maximum Individual Purchase Amount	$250,000
Offering Deadline	April 15, 2022
Use of Proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

1

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 12,000,000 shares of common stock and 1,500,000 shares of preferred stock, of which 9,764,267 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Compan''s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
- on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
- the development of vessel security plans;
- ship identification number to be permanently marked on a vessel's hull;
- a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
- compliance with flag state security certification requirements

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on the Company. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vesse''s compliance with SOLAS security requirements and the ISPS Code.

The Company intends to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and the Company intends that its vessels will comply with applicable security requirements. The Company has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

We must make substantial capital expenditures to maintain the operating capacity of our vessels and acquisitions of additional vessels, which may reduce the amount of cash flow.

We must make substantial capital expenditures to maintain our vessels and replace, over the long-term, the operating capacity of our vessels and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our vessels; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our vessels, as well as to comply with environmental and safety regulations, may reduce our cash flow.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the value of the Company.

The operation of vessels carries inherent risks. These risks include the possibility of:

- marine disaster;
- piracy;
- environmental accidents;
- grounding, fire, explosions and collisions;
- cargo and property loss or damage;
- unexpected closure of a particular port where our vessels conduct cargo operations or closure of a particular waterway through which our vessels routinely transit;
- business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, or adverse weather conditions; and
- work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or

restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we expect to maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We may procure insurance for our vessels in relation to risks commonly insured against by vessel owners and operators. Our insurance may include (i) hull and machinery and war risk insurance covering damage to our vessels' hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if any insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Any insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, any insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel's flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose any insurance coverage and be unable to trade, and the vessel's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and vessel operation net income

Vessel owners and operators are subject to government regulation in the form of international conventions and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We may also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, any insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market

conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

- Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
- Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports; and
- Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. We intend to implement various security measures addressed by all applicable laws and to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The Marine Location of our Vessels, and our business, is Subject to Change

The marine location of our vessels, and our business, may not be permanent and it is possible that we will change the location of ArkHAUS for a variety of reasons, including our own decision to move to an improved location, our hospitality partner not being able to support ArkHAUS as originally intended, or governmental laws changing which require us to operate in a different location or format.

Severe weather, including extreme weather conditions associated with climate change, may in the future adversely affect our operations and financial results.

Our business may be affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Weather conditions, such as a rain or hurricanes, may in the future result in, the cessation of services and activity disruptions at our vessels, in our supply chain, or result in disruptions of our operations. Particularly severe weather events affecting platforms or structures may result in a suspension of activities. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from rainfall and hurricane-strength winds may damage our vessels and any other facilities. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

We are not currently registered to conduct business in the States of New York and Florida.

The Company is incorporated in and licensed to do business in the State of Delaware. The Company has its own physical office in New York, although certain employees conduct business from the States of New York and Florida. The Company has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in New York and Florida. The Company intends to engage in all such actions as promptly as possible.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company sells $500,000 of Securities and meets certain other terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any

voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net

worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The conversion price of the Securities is $1.25 per share for the first $250,000 of subscriptions by all investors, thereafter, $1.50 per share, and is not subject to adjustment.

Upon any conversion of the Securities, including in connection with any equity financing, liquidity event or dissolution event, as defined in and in accordance with the Securities, the purchase amount of the Securities will convert at $1.25 per share for the first $250,000 of subscriptions by all investors, thereafter, $1.50, irrespective of the valuation or capitalization of the Company. The Securities provide no valuation cap or discount, nor provide any other downside protection to the Investors, including in the event any equity financing, liquidity event or dissolution event would result in a lower conversion price. Lastly, the Company may issue additional securities prior to any equity financing, liquidity event or dissolution event which, although reducing the price per share of the capital stock of the Company, will not result in any adjustment to the conversion price of the Securities.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

ArkHAUS is the first ever lifestyle membership club on water, coming to Miami in Spring of 2022 then expanding globally. An exclusive club where a highly powerful membership base can meet, relax or entertain from a floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center. ArkHAUS is a set of 4 * Arkup 40' vessels arranged to create a square platform providing an exclusive getaway for our members.

Business Plan

Providing a lifestyle club on the water, where members meet, relax and entertain from a floating villa, complete with outdoor decks and rooftop lounges overlooking a protected pool in the center, all connected on a set of four 40-foot vessels connected together to form an exclusive gateway.

The Company's Products and/or Services

Product / Service	Description	Current Market
Annual Membership	Every annual member receives 30 hours of monthly access to the ArkHAUS members club in Miami.	The demand for private members clubs has grown tremendously in recent years. In Miami specifically, many of the major resort hotels have opened their own membership to fill this demand. However, these are all still land-based clubs providing access to leisure and exercise facilities. A lifestyle club for the world's innovators, ArkHAUS is not only a getaway but also a place to host meetings and entertain clients and friends. It's the ultimate club for those that believe in working hard and playing hard too–- especially at the same place.
Guest Passes	Annual members can purchase Guest Passes for their guests, so they can attend ArkHAUS as well.	With a very limited number of Annual Memberships available, there will be substantial demand to attend by non-members. As such members can bring guests with a purchased pass, allowing for further revenue generation.
Food & Beverage	Members and guests attending ArkHAUS can purchase food and beverage while attending the club.	As an experiential membership club, it is imperative to provide a high quality experience, which requires food and beverage service. Beverage service will be provided on-board the club and most likely managed internally. Dining service will be offered aboard the club via wait staff. However, the food will be produced by an adjacent land-based restaurant, and will be delivered to ArkHAUS'entry, where wait staff will

		collect and deliver to those dining at the club.

Competition

Soho House is the world's largest and most well-known private members club. Spring Place has locations in New York City and Los Angeles. Fisher Island Club is an elite private members club serving the Fisher Island community of Miami. Bath Club is Miami based and serves the North Miami Beach area. Zero Bond is an elite members club serving New York City. Mr. C is Cipriani's private members club and will be opening soon in New York City.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

As a marine operation, our capacity limits our membership base. However, this also creates an opportunity to curate a robust membership base to fit the demographics we seek, rather than just those interested. The ArkHAUS membership process requires an application and deposit. We will collect applications before we begin to award memberships with the following criteria: * Gender: 50:50 * Income: 150k+ * Age: 20-30 (10%); 30-50 (80%); 50+ (10%); * Sectors: Finance, Startups, Fashion, Real Estate, Media, Entertainment, Sales.

Supply Chain

The ArkHAUS physical structure consists of 4 catamaran houseboats which are designed by Arkup LLC, a company headquartered in Miami, Florida. Arkup has previously built a single 75 foot houseboat, known publicly as the Arkup 75. The new 40 foot vessels they have designed are known as Arkup 40s. Arkup is in the final stages of finalizing a contract with their manufacturer, which is based in the United States.

The Company has placed initial deposits with Arkup for hull numbers 4, 6, 12, and 13, to be built. Construction will begin once Arkup has finalized its manufacturing partnership and the Company has placed a second production deposit as well as secured financing pre-authorization for the final purchase of the 4 vessels.

Intellectual Property

The Company does not currently own any trademarks or patents. ArkHAUS does have a private agreement with the manufacturer of the boats (Arkup) to solidify its branding as the primary water-based private members club.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$1,250	5%	$53,500
Vessel Deposits	44%	$11,000	44%	$470,800
Membership Marketing	19%	$4,750	19%	$203,300
Pre-launch operations	32%	$8,000	32%	$342,400
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Vessel deposits: Approximately 44% of the proceeds will be used to play a deposit to secure funding and begin production on the four vessels, which will be manufactured over a 6-month period.

Membership marketing: We will allocate approximately 19% of the proceeds towards content creation, digital marketing and membership acquisition events.

Prelaunch operations: We expect to use approximately 32% of the proceeds to finance operational activities including surveying, legal, club furnishings, payroll and other ancillary expenses.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sam Payrovi	Chief Executive Officer	Saintly Corp, Chief Executive Officer, 2015 - Current	B. S. Physiological Sciences, University of California, Los Angeles, 2005 Business Specialization, University of California, Los Angeles, 2005

Biographical Information

As the CEO of Saintly Corp., Mr. Payrovi has overseen every aspect of the conceptualization, creation, financing, and development of the 2 business lines. The original business line, CONSORTIUM, is a retail technology platform and service modernizing the distribution of dropship apparel brands into specialty retailers and their end-customers. Subsequently, the CSTM HAUS business line was established as a multi-faceted hospitality business offering an event venue, coworking space, and a private members club.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sam Payrovi	Chief Executive Officer	Saintly Corp, Chief Executive Officer, 2015 - Current	B. S. Physiological Sciences, University of California, Los Angeles, 2005 Business Specialization, University of California, Los Angeles, 2005
Drew Kelley	Chief Financial Officer, Interim	Senior Vice President & Chief Financial Officer, Global Gaming at IGT, CFO (Interim) of Saintly Corp. over the last 3 years. Mr. Kelley has overseen the finances and accounting of the multiple business units of Saintly Corp., while also providing tax strategy guidance.	B. A. Business / Managerial Economics, University of California, Los Angeles, 2005

Biographical Information

As the CEO of Saintly Corp., Mr. Payrovi has overseen every aspect of the conceptualization, creation, financing, and development of the 2 business lines. The original business line, CONSORTIUM, is a retail technology platform and service modernizing the distribution of dropship apparel brands into specialty retailers and their end-customers. Subsequently, the CSTM HAUS business line was established as a multi-faceted hospitality business offering an event venue, coworking space, and a private members club.

As the Interim CFO, Drew Kelley has over 20 years in the hospitality, leisure & entertainment sector. Mr. Kelley has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming and is currently the Senior Vice President and Chief Financial Officer of Global Gaming at IGT.

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nathalie Paiva	Chief Xperience Officer	Saintly Corp, Chief Xperience Officer, 2015 – Current, leading the re-branding and marketing of the CONSORTIUM business line.	B.S. in Business Management and Spanish, Franklin & Marshall College, 2004

		Upon the creation of the CSTM HAUS business unit, she transitioned her focus to manage all day to day activities, lead the team, market the business, and streamline all other operations.	

Biographical Information

Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 1,500,000 shares of preferred stock, par value $0.00001 per share, all of which have been designated as Series Seed Preferred Stock (the "**Preferred Stock**" or "**Series Seed Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,764,267 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding. The Company may engage in a concurrent offering of its securities under Regulation D promulgated under the Securities Act.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,764,267
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Pursuant to the Stockholders Agreement, dated December 6, 2021, the stockholders of the Company have the following rights: **Rights of First Refusal.** (a) Until a Public Offering occurs, the Stockholders shall have a right of first refusal to purchase the Equity Securities that any Stockholder (each an "Applicable Stockholder" and, collectively, the "Applicable Stockholders"), may, from time to time, propose to Transfer, in each case on the terms set forth in this Section 3. (b) If any Applicable Stockholder proposes to Transfer any Equity Securities (a "Transferor Stockholder"), then such Transferor Stockholder shall give the Company and the other Stockholders (the "Non-Selling Stockholders") written notice (the "Transfer Notice") of such Transferor Stockholder's intention to so Transfer such Equity Securities (the "Offered Shares") at least 30 days prior to the proposed consummation of such Transfer. The Transfer Notice shall describe, without limitation, the number of shares of Offered Shares to be transferred, the nature and the terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Transmittal of the Transfer Notice to the Company and the Non-Selling Stockholders shall constitute an offer (subject to acceptance in the order set forth below) to sell all of the Offered Shares to the Non-Selling Stockholders, as

applicable, at the price and upon the terms set forth in the Transfer Notice.

(c) Initial Exercise by the Non-Selling Stockholders. Subject to the limitations of this Section 3.2, the Non-Selling Stockholders have the right of first refusal to purchase all or any part of the Offered Shares; provided that each Non-Selling Stockholder so electing gives written notice of the exercise of such right to the Transferor Stockholder within the Initial Refusal Period. To the extent that the aggregate number of shares that the Non-Selling Stockholders desire to purchase exceeds the Offered Shares, each Non-Selling Stockholder will be entitled to purchase a fraction of the Offered Shares, the numerator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) owned by such Non-Selling Stockholder on the date of the Transfer Notice and the denominator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) held by all Non-Selling Stockholders exercising their rights of first refusal. Within five days, the Transferor Stockholder will give written notice to the Company and each Non-Selling Stockholder specifying the number of shares of Offered Shares that were subscribed for by the Non-Selling Stockholders exercising their rights of first refusal (the "Confirmation Notice"). The Confirmation Notice shall specify the number of shares to be purchased by those Non-Selling Stockholders who are exercising their right of first refusal. It shall also specify the number of shares not purchased, if any, under Section 3.2 hereof and list each Participating Stockholder (as defined in Section 3.2(e) hereof) share of any Remaining Shares.

(d) Subsequent Exercise by the Non-Selling Stockholders. Each Non-Selling Stockholder electing to exercise its right to purchase at least its full pro rata share of the Remaining Shares under Section 3.2(d) (a "Participating Stockholder") shall have a right of over-allotment such that if, after the Non-Selling Stockholders exercise their respective rights of first refusal, there remain any Offered Shares that are not purchased by the Non-Selling Stockholders, then each such Participating Stockholder may elect to purchase all (or any portion) of such Participating Stockholder's pro rata share of the Remaining Shares not previously purchased. For the purpose of the preceding sentence, each Participating Stockholder's pro rata share shall be a fraction of the Remaining Shares not previously purchased, the numerator of which shall be the number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) owned by such Participating Stockholder on the date of the Transfer Notice and the

denominator of which shall be the total number of shares of Common Stock (assuming conversion of all securities then outstanding that are convertible into Common Stock) held by all Participating Stockholders on the date of the Transfer Notice. Each Stockholder exercising its right pursuant to this Section 3.2(e) shall do so by giving written notice to the Transferor Stockholder within 10 days after the expiration date of the Initial Refusal Period (the "Subsequent Refusal Period").

(e) The consummation of the purchase and sale of the Offered Shares shall take place on a date agreed upon by the Transferor Stockholder and the Company and/or Non-Selling Stockholders, as applicable, but in any event within 60 days following the date of the Transfer Notice, at the principal office of the Company.

(f) If the Non-Selling Stockholders do not exercise their rights to purchase collectively all of the Offered Shares indicated in the Transfer Notice, then the Transferor Stockholder shall not be obligated to sell any shares of the Offered Shares to the Company and the Non-Selling Stockholders and shall have 60 days thereafter to Transfer all, but not less than all, of the Offered Shares, at a price and upon general terms and conditions materially no more favorable to the purchasers or transferees thereof than specified in the Transfer Notice. If the Transferor Stockholder has not sold such Offered Shares within such 60 day period, the Transferor Stockholder shall not thereafter Transfer any Offered Shares (or any other Equity Securities), without first offering such securities to the Non-Selling Stockholders in the manner provided in this Section 3.2.

(g) Any attempt by an Applicable Stockholder to Transfer Equity Securities in violation of this Section 3.2 shall be void, and the Company shall not effect such a Transfer, nor will it treat any alleged transferee as the holder of such shares.

(h) The Company shall cause each holder of Common Stock to enter into an agreement whereby such holder agrees to be bound by certain transfer restrictions upon his or her shares of Common Stock, including, but not limited to, granting the Non-Selling Stockholders a right of first refusal on all transfers of such shares of Common Stock. Such agreement shall be subject to the reasonable approval of the Requisite Holders. 3.3. Exempt Transfers. This Agreement is subject to, and shall in no manner limit the right which the Company may have to repurchase securities from a Stockholder pursuant to, (a) any stock restriction agreement or other agreement between the Company and the Stockholder, or (b) any stock option plan approved by the Board.

Drag Along Rights.

(a) Obligation to Participate. In the event that the Board and the Requisite Holders agree to: (i) sell all of their capital stock of the Company; (ii) vote in favor of a merger or consolidation involving the Company; or (iii) vote in favor of the sale or license of all or substantially all of the Company's assets (each an "Approved Sale"); in each case to an unaffiliated, third party purchaser or purchasers, in a single transaction or series of transactions, in compliance with the Certificate, then, the Stockholders shall: (a) consent to, vote for and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged; (b) waive any dissenters', appraisal or similar rights with respect to the Approved Sale, and (c) if the Approved Sale is a sale of shares of capital stock of the Company, agree to sell all of their shares on the terms and conditions of the Approved Sale. The Stockholders shall take all reasonably necessary actions to effect consummation of any Approved Sale, including without limitation the execution of such agreements and instruments and other actions reasonably necessary to: (x) cooperate with the purchaser in such Approved Sale to provide access and information as may be reasonably requested by such purchaser, (y) subject to the provisions of Section 3.4(b), provide representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale; and (z) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

(b) Satisfaction of Conditions. The obligations of the Stockholders pursuant to this Section 3.4 are subject to the following conditions: (i) no Stockholder shall be obligated to: (a) make any out of pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.), or (b) pay more than its pro rata share (based on purchase price received) of the reasonable expenses incurred in connection with a consummated Approved Sale, and only to the extent that such expenses are incurred for the benefit of all Stockholders and are not otherwise paid by the Company or the acquiring party (costs that are incurred by or on behalf of a Stockholder for its sole benefit shall not be allocated among the Stockholders); and (ii) no Stockholder shall be required to make any representations or indemnities in connection with the Approved Sale, other than (a) representations concerning such holder's valid ownership of its shares, free of all liens and encumbrances (other than those arising under applicable federal and state securities laws) and each Stockholder's authority, power and right to enter into and consummate such Approved Sale without violating any other agreement, and (b) indemnities with respect to such representations by it and any other representations mutually agreed upon by the Requisite Holders,

	provided that any Stockholder's liability for indemnity shall in no event exceed the total purchase price received by such party for its shares.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Debt

As of the date of this Form C, the Company has the below debt outstanding.

Type	Customers Deposits
Creditor	Various Customers
Amount Outstanding	$86,058
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a
Dates Entered Into	June 8, 2021 – January 20, 2022

Type	Cash Advanced for Vessel Deposits and Other Purposes
Creditor	Saintly Corporation
Amount Outstanding	$82,441.92
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	n/a
Date Entered Into	November 18, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sam Payrovi	8,000,000 shares of common stock	82%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

ArkHAUS Inc. (the "**Company**") was incorporated on November 16, 2021 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company entered into an Asset Purchase Agreement dated December 6, 2021 with Saintly Corporation, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000. Mr. Payrovi held a majority of the common stock of Saintly Corporation and the Company issued shares of common stock to other shareholders of Saintly Corporation in exchange for such stockholders' consent to the Asset Purchase Agreement with the Company.

Cash and Cash Equivalents

The Company has not yet been capitalized. The Company has received $86,058 in membership presale deposits. This is cash on hand, however, it is not being used for operational purposes.

As of January 31, 2022 the Company had an aggregate of $92,558 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and any proceeds from its concurrent offering of securities under Regulation D promulgated under the Securities Act.

Capital Expenditures and Other Obligations

The Miami club will start with 4 "Arkup 40" vessels. As Arkup (the manufacturer) designs and introduces larger 60' and 80' vessels in the next 3-5 years, it is possible we purchase 1 larger vessel to supplement, refresh, and expand the Miami location. Subsequently, we do anticipate purchasing new 40' vessels every 10 years per location. In addition, ArkHAUS intends to open 6 more clubs within 5 years (New York, Los Angeles, San Francisco, Paris, Istanbul, Dubai). ArkHAUS will consider a subsequent and larger investment raise to fund the deposits of 4 vessels per city. In those cities, membership pre-sales will support all pre-launch operations and no further investment raise will be necessary.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$97.64	9,764,267	Working Capital	12-06-2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On December 6, 2021, the Company issued and sold 8,000,000 shares of common stock to Sam Payrovi at a per share purchase price of $0.00001, for aggregate gross proceeds of $80.00.

The Company entered into an Asset Purchase Agreement dated December 6, 2021, under which Saintly Corporation sold, conveyed and assigned certain assets to the Company in exchange for a purchase price of $1,000. Mr. Payrovi held a majority of the common stock of Saintly Corporation and the Company issued shares of common stock to other shareholders of Saintly Corporation in exchange for such stockholders' consent to the Asset Purchase Agreement with the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 15, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

For Investors subscribing for the first $250,000 of subscriptions in this Offering, such Investors' Securities will convert at a fixed price of $1.25 per share in an Equity Financing (defined below). Thereafter, the conversion price will be fixed at $1.50 per share in an Equity Financing (defined below).

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $250,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses the Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to $500,000 is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened, (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments), and (iii) the Company provides to the Intermediary an executed certification from its Chief Executive Officer that the Company has applied, or will at the appropriate time apply, for permits with proper governmental authorities in order to operate its business, the Company has not identified any material factor which would eliminate the possibility of obtaining such permits, and the Company has identified a location(s), whether docked or un-docked, that may be suitable and satisfactory for the operation of its business and that Company has not identified any material factor which would eliminate the possibility of operating its business at such location(s). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw up to seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by $1.25 per share for the first $250,000 of subscriptions by all investors, thereafter, $1.50 per share (the "**Conversion Price**").

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the Conversion Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the Conversion Price.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the Conversion Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent

and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company and the stockholders entered into a certain stockholder agreement dated December 6, 2021, setting forth certain terms and conditions relating to, among other things, the election of directors, transfer restrictions, right of first refusal, and drag-along rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as otherwise set forth in the Company's certificate of incorporation, as amended and/or restated from time to time.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sam Payrovi
(Signature)

Sam Payrovi
(Name)

Chief Executive Officer
(Title)

02 / 14 / 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sam Payrovi
(Signature)

Sam Payrovi
(Name)

Director
(Title)

02 / 14 / 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ARKHAUS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ArkHAUS Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of ArkHAUS Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of ARkHAUS Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
January 18, 2022

ARKHAUS INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	N/A	N/A
TOTAL CURRENT ASSETS	N/A	N/A
TOTAL ASSETS	N/A	N/A

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	N/A	N/A
TOTAL CURRENT LIABILITIES	N/A	N/A
TOTAL LONG-TERM LIABILITIES	N/A	N/A
TOTAL LIABILITIES	N/A	N/A
SHAREHOLDERS' EQUITY		
Preferred stock, see note 3	N/A	N/A
Common stock, see note 3	N/A	N/A
Additional paid-in capital	N/A	N/A
Retained earnings	N/A	N/A
TOTAL SHAREHOLDERS' EQUITY	N/A	N/A
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	N/A	N/A

See independent accountant's review report and accompanying notes to financial statements.

ARKHAUS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	N/A	N/A
COST OF GOODS SOLD	N/A	N/A
GROSS PROFIT	N/A	N/A
OPERATING EXPENSES		
General and administrative	N/A	N/A
TOTAL OPERATING EXPENSES	N/A	N/A
NET OPERATING INCOME	N/A	N/A
NET INCOME	N/A	N/A

See independent accountant's review report and accompanying notes to financial statements.

ARKHAUS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Net income	N/A	N/A	N/A	N/A	N/A	N/A	N/A
ENDING BALANCE, DECEMBER 31, 2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Net income	N/A	N/A	N/A	N/A	N/A	N/A	N/A
ENDING BALANCE, DECEMBER 31, 2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

See independent accountant's review report and accompanying notes to financial statements.

ARKHAUS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	N/A	N/A
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable	N/A	N/A
CASH PROVIDED BY OPERATING ACTIVITIES	N/A	N/A
NET INCREASE IN CASH	N/A	N/A
CASH AT BEGINNING OF YEAR	N/A	N/A
CASH AT END OF YEAR	N/A	N/A
CASH PAID DURING THE YEAR FOR:		
INTEREST	N/A	N/A
INCOME TAXES	N/A	N/A

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    ArkHAUS Inc. (the "Company") was incorporated in the State of Delaware on November 16, 2021. The Company is a lifestyle membership club on water, coming to Miami in 2022, before expanding globally. The Company was initially created by Saintly Corp., under the business line of CSTM HAUS, a multifaceted hospitality business offering coworking, event space and private lounge memberships.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. There is no income tax provision for the Company for the years ending December 31, 2020 and 2019, as the Company had no taxable income.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                     assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                     marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling lifestyle memberships. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

    Preferred Stock
    Under the restated articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 1,500,000 shares at $0.00001 par value per share. As of December 31, 2020, and 2019, no shares of Preferred Stock have been issued and none are outstanding.

    Common Stock
    Under the restated articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 12,000,000 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019, no shares of Common Stock have been issued and none are outstanding.

4. **Subsequent Events**

    Company Formation
    The Company was incorporated in the State of Delaware on November 16, 2021. Upon incorporation, the Company authorized the issuance of up to 1,000 shares of common stock at a par value of $0.00001 per share.

    On December 6, 2021, the Company amended its articles of incorporation to approve the issuance of up to 12,000,000 shares of common stock and 1,500,000 shares of preferred stock. The par value of the stock remained at $0.00001 per share.

    Issuance of Common Stock
    The Company issued a total of 9,764,267 shares of common stock at $0.00001 par value to its founders.

    Crowdfunding Offering
    The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Series Seed Preferred Stock ($1.50 per share). The Company is attempting to raise a minimum amount of $37,500 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

    The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

See independent accountant's review report.

4.   <u>**Subsequent Events (continued)**</u>

Managements Evaluation
The Company has evaluated subsequent events through January 18, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	ArkHAUS
Logo	
Headline	The lifestyle club on water, launching in Miami and cities worldwide
Slides	



FLIP THROUGH FOR
MEMBERSHIP DETAILS

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ARKHAUS

SCROLL DOWN FOR
INVESTMENT OPPORTUNITY

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ARKHAUS

Enter ArkHAUS

... the lifestyle club on water coming in 2022. Meet, relax or entertain from a floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center. ArkHAUS is a set of 4 40 ft. vessels connected together to form an exclusive getaway for our members.

ARKHAUS

HOW CSTM HAUS and Arkup teamed up to create ArkHAUS

Landing at the Faena Bazaar Rooftop was just the beginning for CSTM HAUS in Miami. In discovering the Arkup team and their vision of 'Avant Garde Life on Water', we had the early workings of our own vision for a Miami club. When Arkup privately unveiled to us their next generation vessel, we collaborated to design, refine, and realize the lifestyle club of the future.

3

ARKHAUS

Mornings

The Day Breaks

Start the day with guided yoga and mediation classes led by world-class instructors.



ARKHAUS



Work Days

Limitless Views Inspire

Break away from the office to work with a view, or host a meeting in style.

5



Play Days

Indulge & Let Loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.

ARKHAUS

6

ARKHAUS



Evenings

The Night Caps

As the sun sets and the moon rises, mix & mingle with cocktails, live music and great company.

7

ARKHAUS

Walk on Water

Naturally formed at the intersection of the vessels, the ArkHAUS pool lets you soak up the sun or take a dip at the center of the action.

8

ARKHAUS

Programming

Mix & mingle with fellow members and friends during our weekly hosted events - from master mixologist cocktail hours to the latest in health & wellness activities.

9

ARKHAUS

Membership Program

With only 360 pre-sale memberships available, we have the luxury of staying true to our core culture. This means exclusitivity & fun without the drama.

Charters

Have a special event? Only members can charter individual ArkHAUS vessels for a private experience. Whether you keep the vessel connected for a private party or disconnect for a sunset sail, you're sure to offer your guests an unforgettable experience.



10

Guest Benefits

It's up to you: choose to share your 30hrs/month with friends & clients, or maximize your own time on board. A limited number of Guest Passes will be made available, for purchase by members and their guests.

Access to Other Locations

Members will enjoy access to future ArkHAUS locations as well as the expanding portfolio of CSTM HAUS work lounges.

Application Process

Place your fully refundable deposit now to reserve the earliest pre-sale access. As we build the vessels, finalize the location, and dream up exceptional programming, we'll begin to confirm applications and assign membership number. If at any point you decide you don't want to move forward, we will fully refund your deposit.



APPLY: bit.ly/cstmarkhausapplication
INQUIRE: arkhaus@cstm.haus
CONTACT: 877.278.6428

ARKHAUS

ARKHAUS

What We Stand For

We're building a membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

About the Team

Leaning on Co-Founder & CEO Sam Payrovi's 14yr Wall Street career and Co-Founder & CXO Nathalie Paiva's foundation in luxury brand management, ArkHAUS combines the best of both worlds for the lifestyle upgrade of our generation.

Sam Payrovi

Nathalie Paiva



12



Tags	Real Estate, B2C, Travel & hospitality, Coming soon, Startups

Pitch text

Summary

- A lifestyle club on 4 solar-electric boats, creating an extraordinary villa
- Tier 1 membership applications closed; Now taking applications for Tier 2
- Forward thinking club has sold 3 "Forever Membership" NFTs at 8 ETH each
- Stable Projected Margins of $8.50M (yr 1) rising to $9.46M (yr 5) per city
- Launching in Miami followed by NYC, SF, LA, Paris, Istanbul, Dubai
- Investment into parent company benefits from all future locations
- Founders from Wall Street (Bear Stearns) & luxury brand management (LVMH)

Opportunity

Invest in a next-generation membership club

A combination hospitality & real estate concept, this investment opportunity has been structured to target startup-style returns.

- **Revenue**
  Unlike regular startups which generate revenue many years after their initial

investment, ArkHAUS has already begun to generate revenue in the form of membership deposits in Year 0 (pre-launch).

- **Multiple**

  Investment banking analysts target a mid to high teens (EV/EBITDA) multiple for the hospitality sector. A detailed examination of analyst reports provides an average 16.4X multiple for a matured membership club business.

- **Exit**

  Targeting a 5 year exit to Private Equity or IPO, our goal is to maintain operational excellence while maximizing investor value.

- **Current vs. future investment rounds**

  This investment is into the ArkHAUS parent company and will benefit from all future ArkHAUS locations as well. Future rounds of investment will be made into, and benefit only from, individual ArkHAUS locations. In addition, investors in this round will be provided with first access to future investments.

*Use your fingers to move and discover ArkHAUS in the 3D model abov. On mobile, click the AR button to place it in your environment.

Concept

A lifestyle club for the world's disruptors

Positioned to redefine the members club of yesteryear, ArkHAUS connects 4 futuristic solar-electric houseboats to anchor an exciting new vision where community, innovation, and fun collide.

Members can meet, relax or entertain from the modular floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center.



ArkHAUS is brought to you by the team behind CSTM HAUS.

Experience

A hub for the ever-merging world of work and play

Mornings - The day breaks

Start the days with guided yoga and meditation led by world-class instructors.



Work days - Limitless views inspire

Break away from the office to work with a view, or host a lunch meeting in style.



Play days - Indulge & let loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck— with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



Evenings - The night caps

As the sun sets and the moon rises, mix & mingle with rooftop cocktails and great

company.



—
Membership details

With only 360 memberships available, ArkHAUS has the luxury of staying true to its core culture. This means exclusivity and fun without the drama.

- **Food & beverage** - The ArkHAUS wait staff will provide exceptional service to members and their guests enjoying their time aboard ArkHAUS. On-board dining will be offered through an adjacent on-land restaurant partner. Beverage service will be available on-board at the bar or through the wait staff.

- **Programming** - Mix & mingle with fellow members and guests during weekly hosted events—from master mixologist cocktail hours to the latest in health & wellness activities.

- **Access** - Every member will receive 30 hours of access to the club per month.

- **Guests** - Members can choose to draw on their 30 hours of access or purchase guest passes.

- **Charters** - Only members can charter individual ArkHAUS vessels for private experiences. Whether they keep the vessel connected for a private party or disconnect for a sunset sail, members are sure to offer their guests an unforgettable experience.



Execution

A recipe for launch success

Following a successful 6 month pop-up at the world renowned Faena Hotel's Bazaar rooftop, CSTM HAUS Miami served to assess, ideate, and develop the evolution of the membership club: ArkHAUS.



- **(T-9mo) Assets**
  Begin production of the vessels upon closing investment round, with a 30% deposit to fund USA-based manufacturing.

- **(T-7mo) Location**
  Narrow private discussions with preferred options to secure location and docking agreement

- **(T-6mo) Membership agreement**
  Finalize details in a uniquely crafted agreement which allows members and guests access to all four boats

- **(T-5mo) Memberships awarded**
  With the location and membership agreements finalized, we will begin to select and award memberships to applicants.

- **(T-4mo) Vendors & partners**
  Select entertainment, food & beverage, maintenance and other vendors from our curated roster.

- **(T-2mo) Staffing**
  Hire 16 staff members across management, captains, hosts, lifeguards, bartenders, servers, operations, facilities, and security.

- **(T-1mo) Training**
  Engage a rigorous hospitality and safety training program.

Traction

Membership applications exceed expectations

The rate of presale memberships is outpacing projections, demonstrating the tremendous market demand for a new type of members club.

Word of mouth sold over half of Tier 1 Annual Memberships before the release of any primary marketing materials. Having now layered on a minimal marketing budget, we are witnessing a customer acquisition cost (CAC) that is already 58% lower than initial projections and continuing to decline.

Annual memberships

Prior to opening, interested members can file an application with a refundable deposit, available in 3 Tiers:

- Tier 1 | 80 available | $5,000 **[FILLED]**
- Tier 2 | 90 available | $6,250 **[ACTIVE]**
- Tier 3 | 180 available | $7,500

ArkHAUS has already closed Tier 1 of memberships and is now accepting applications for Tier 2.

NFT forever memberships

The club of the future isn't complete without the membership type of the future. ArkHAUS is offering a very limited 10 "Forever Memberships" via NFT sales.

NFT # of 10 Date Platform Price (ETH) USD Equiv 1 Jun 8, '21 OpenSea 8 $20,074 2 Oct 5, '21 SuperRare 8 $22,584 3 Nov 2, '21 SuperWorld 8 $36,752 4-10 TBD TBD TBD TBD

You can learn more about the Forever Membership NFTs here.

Customer Acquisition Cost (CAC)

An initially budgeted $400k for marketing provided a CAC of $1,111 for 360 memberships. However, an early social media advertising test has demonstrated an actual CAC of $472, 58% lower than initial projections.
The growing market awareness, applicant excitement, and a larger and more refined advertising budget will combine to drive the CAC even further down.

Customers

Limited.
Exclusive.
Powerful.

With only 360 memberships made available for presale, access will be limited to members and their guests, drawing on 30 hrs per month.

Membership demographics

By design, our application process allows us to handpick a curated membership base. Every application is followed by a 1:1 conversation to assess the demographic mix, according to the following targets:



Business Model

Explosive economics with room to grow

With highly attractive economics at the single location level, this investment into the ArkHAUS Inc. parent captures all future locations, creating a multiplier effect.

Revenue is primarily driven by a combination of memberships and guest passes, followed by food & beverage sales.

With capacity limited by the US Coast Guard and safety regulations, ArkHAUS has a set number of "Use Hours" available for members and guests. Selling only a conservative 360 memberships and expecting an average of 2 guests per member, ArkHAUS anticipates operating at 50% Capacity usage in year 1.

CAPACITY USAGE	25%	50%	75%	100%
NET PROFIT	2,648,570	8,344,328	13,566,965	18,789,602
REVENUE	5,820,500	12,462,500	19,104,500	25,746,500
Membership & Guest Passes	3,930,500	9,114,500	14,298,500	19,482,500
Food & Beverage (net)	1,458,000	2,916,000	4,374,000	5,832,000
Other Income	432,000	432,000	432,000	432,000
EXPENSE	(3,171,930)	(4,118,172)	(5,537,535)	(6,956,898)
Staffing	(1,993,020)	(2,623,848)	(3,570,090)	(4,516,332)
Operations	(1,178,910)	(1,494,324)	(1,967,445)	(2,440,566)

After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, the club can opt to sell a greater number of memberships or allow more guests in order to approach 75% or 100% Capacity Usage scenarios.

With food & beverage sales as the second source of revenue, Other Income will also be generated in the form of cabana rentals, event bookings, charters, and activity rentals.

Market

Market clarity from the market leader

While many competitors in the private members club market prove consumer demand, Soho House reigns supreme in the space. In July 2021, Soho House's parent company, Membership Collective Group (ticker: MCG) IPO'd, providing vast information to analyze ArkHAUS' market potential.

Analysis of 5 Investment Bank research reports (Bank of America, JP Morgan, Morgan Stanley, Loop Capital Markets, HSBC) results in an average EV/EBITDA multiple target of 16.4x for year-end 2023.

We then apply this multiple to ArkHAUS 2023 projected financials to obtain a projected valuation.

ArkHAUS Inc.

2023 Adjusted EBITDA	$9.01	$9.01	$9.01	$9.01
x Multiple	12.0x	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$108.1	$138.7	$147.8	$156.8
Less: Year-end 2022 Net Debt	$1.6	$1.6	$1.6	$1.6
Equals Estimated Equity Value	$106.5	$137.1	$146.1	$155.1
Equity Value - Miami Location	$106	$137	$146	$155
Equity Value - 7 Locations	$745	$960	$1,023	$1,086

*All numbers in the above table are in millions.

* The average EV/EBITDA multiple for membership clubs across 5 IB research reports is 16.4x
* In projecting a future value for a single ArkHAUS club, we apply a very conservative 12.0x multiple
* In projecting a future value for 7 global ArkHAUS clubs, we apply the 16.4x multiple
* For the global 7 club future valuation, our EBITDA would likely be higher due to economies of scale, resulting in a higher Equity Value than shown here.

Note: Investment in this round is at a $15M valuation. The above analysis indicates a single Miami ArkHAUS location will be valued at $106M. With 6 additional locations opened, ArkHAUS will be valued at $1.023B.

Competition

The vast landscape of Miami members' clubs demonstrates demand

None have evolved past the traditional land-based club

Miami Competitors
Soho Beach House | The Bath Club | Faena Rose | 1 Beach Club
Fisher Island Club | The Edition Club| The Standard Spa

While competitors such as Soho Beach House, Fisher Island Club, and Bath Club are all based on land, ArkHAUS is securing its market position as the next generation-floating members club.

Miami and many other cities with a tremendous boating and aquatic culture present a great opportunity for a differentiated marine-based club. However, as

yachts and boats do not create a suitable environment for this, no other membership club has been able to expand into this space.



Vision

The new luxury: finding meaningful connections
in innovative places

In partnership with the designers and manufacturers of the vessels, ArkHAUS is redefining the concept of the membership club, both in terms of the venue as well as the experience.

*Use your fingers to move and discover ArkHAUS in the 3D model below. On mobile, click the AR button to place it in your environment.

- **Anchored in smart design**
  Outfitted with electric engines, solar rooftops, and spuds that elevate the entire platform out of water, the modular club is built on four Arkup 40' vessels; a state of the art mansion on water meets the next generation of Transformers.

- **What we stand for**
  We're building membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by

night.

—

Miami location

—

Boasting open water views and positioned away from marine traffic, ArkHAUS will be permanently docked with one of these premium hospitality partners.



—

Future cities

—

With the first location live and generating buzz in Miami, pre-sale memberships will be made available to future locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai.



Investors

Use of funds

Vessel deposits (45%)
A deposit must be placed to secure financing and begin production of the 4 vessels. US-based production will take approximately 6 months.

Membership marketing (21%)
The Marketing budget will be allocated towards content creation, digital marketing, and member acquisition events. As membership presales have exceeded expectations for a favorable Customer Acquisition Cost, ArkHAUS will have flexibility to allocate this surplus towards further marketing or other operations.

Pre-launch operations (34%)
ArkHAUS must undertake a variety of operational activities including surveying, legal, agreements, club furnishings, payroll, and other ancillary expenses.

Founders

An execution-focused team for the lifestyle upgrade of our generation



Sam Payrovi

Co-Founder & CEO

Sam is a 14 year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market leading mortgage analytics F.A.ST. group. By 2006, he was running Royal Bank of Scotland's Asset Backed Securities Structuring team, before launching a Fin-Tech mortgage startup, ProtEquity Group. In 2012, a trip to SE Asia inspired an entrepreneurial journey that would span multiple companies under one corporation, now culminating in ArkHAUS.



Nathalie Paiva

Co-Founder & CXO

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service oriented brands. Her global perspective and penchant for partnership development provide invaluable insight and direction for the business.

Team History

How CSTM HAUS paved the way for ArkHAUS



Founded in early 2020, CSTM HAUS is a multi-faceted hospitality business offering a hybrid coworking & lifestyle membership as well as an event space from a single flexible venue.

Following the NYC location in the Meatpacking District's famed "Little Flatiron Building", CSTM HAUS set out to get its feet wet in Miami with a pop-up atop the Faena Hotel's Bazaar Rooftop. The breathtaking views soon became the backdrop for a new kind of membership club: a bright, inspiring space that cultivated a healthy blend of powerhouse networking by day with vibrant fun by night. Events such as the fast-growing #NFTuesdays series gained substantial notoriety, leading to sponsorship from Stella Artois and Diplomático Rum.

—

A resourceful team executes under pressure

—

When COVID hit, the team sprang into action. Within 2 weeks of shutting down normal startup operations, CSTM HAUS was on its way to becoming the largest maker of face shields for the City of New York and its hospital system.

The New York Times

That Face Shield Might Have Been Made in a Party Space

A chic loft in the meatpacking district has reinvented itself as a factory for personal protective equipment.

Despite the largest supply chain disruption since WWII (and never having never made a single face shield before) the team built a global supply chain of materials in 2 weeks, and designed a best-practice product that would become the standard across the remaining NYC suppliers. Over the next 5 months, CSTM HAUS hired and employed 90 local workers, purchased enough elastic to wrap around the island of Manhattan 14 times, cut through 340 TONS of plastic, turned the Meatpacking District's sexiest corner into a shipping depot, and hand-manufactured 1.7 million face shields.

Upon completion, CSTM HAUS had fulfilled a total of 4 orders for the City of New York, representing 36% of all face shields supplied to NYC front-line responders. Our HAUS Pup Chili was featured in the New York Times. It was the most fulfilling thing we've done in our lifetime. And with ArkHAUS, we're going to do even more.



Team

Sam Payrovi	Co-Founder & Chief Executive Officer	A 14 yr I-banker turned entrepreneur, Sam graduated from UCLA and joined Bear Stearns' renowned F.A.S.T. group in 2001. By 2006, he ran the RBS ABS Structuring team before launching a Fin-Tech startup in 2009, which began an entrepreneurial journey.
Nathalie Paiva	Co-Founder & Chief Xperience Officer	Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.
Karah St. Preux	Marketing	
Cherish Carr	HAUS Manager	
Andres Gomez	Operations	

| Drew Kelley | Chief Financial Officer (Interim) | With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming. |

Perks

$500	A single Day Pass to ArkHAUS Miami or any future location. $100 Value
$1,000	A 2-person Day Pass to ArkHAUS Miami or any future location. $200 Value
$1,500	2 custom dress shirts by Saintly NYC. $310-$380 Value
$5,000	A custom pair of shoes by Awl & Sundry. $495-$595 Value
$15,000	A custom leather weekender bag by Saintly NYC. $1195-1295 Value

$50,000	A 1-year ArkHAUS membership. Select from either Individual or Couples membership. $10,000 Value
$85,000	A "Bonus List" Trip from the Inspirato Travel Collection: Choose from global destination portfolio | Duration: 4-9 days | Occupancy: 2-16 | Square Feet: 350-7500 | Bedrooms: 1BR - 7BR Sample trips include: 4 days on Costa Rica Estate | 5 days in a Tuscan Villa | 9 days in NYC Luxury Suite | $10,000+ Value
$100,000	A 1-year ArkHAUS Corporate Membership. $20,000 Value

FAQ

EXHIBIT C-1

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ARKHAUS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], ArkHAUS Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

"**Conversion Price**" is $1.25 per share for the first $250,000 of subscriptions by all investors.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Conversion Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Maturity Event.** If this instrument remains outstanding on the Maturity Date, the Investor shall receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price.

(e)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a), Section 1(b) or Section 1(d); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration)

Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Maturity Date**" shall mean the earlier of (i) the twenty-four (24) month anniversary of the final close of the offer and sale of this and all of Series 2022 Crowd SAFEs by the Company through the Intermediary's platform pursuant to a Form C, as amended, filed with the Securities and Exchange

Commission and (ii) the Company's election to accelerate and declare a Maturity Date before such time as set forth in clause (i) of this definition occurs.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act

5

of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

1.   (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

1. (i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

2. (ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or

be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ARKHAUS INC.

By:
Name: Sam Payrovi
Title: Chief Executive Officer
Address: 675 Hudson Street, 4S, New York, NY 10014
Email: sam@cstm.haus

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by ARKHAUS INC. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of ArkHAUS Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                   Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee , CEO

Date: Date:

COMPANY:

ArkHAUS Inc.

By:

Name: Sam Payrovi

Date:

EXHIBIT C-2

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ARKHAUS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], ArkHAUS Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

"**Conversion Price**" is $1.50 per share after $250,000 of subscriptions by all investors.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Conversion Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Maturity Event.** If this instrument remains outstanding on the Maturity Date, the Investor shall receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price.

(e)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a), Section 1(b) or Section 1(d); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

>   (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

>   (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration)

Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Maturity Date**" shall mean the earlier of (i) the twenty-four (24) month anniversary of the final close of the offer and sale of this and all of Series 2022 Crowd SAFEs by the Company through the Intermediary's platform pursuant to a Form C, as amended, filed with the Securities and Exchange

Commission and (ii) the Company's election to accelerate and declare a Maturity Date before such time as set forth in clause (i) of this definition occurs.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act

of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

1.   (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

1. (i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

2. (ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or

be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ARKHAUS INC.

By:
Name: Sam Payrovi
Title: Chief Executive Officer
Address: 675 Hudson Street, 4S, New York, NY 10014
Email: sam@cstm.haus

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by ARKHAUS INC. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of ArkHAUS Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                           Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee , CEO

Date: Date:

COMPANY:

ArkHAUS Inc.

By:

Name: Sam Payrovi

Date:

EXHIBIT D

"Testing the Waters" Material



Company Name	ArkHAUS

Logo	

Headline	The lifestyle club on water, launching in Miami and cities worldwide

Slides	



FLIP THROUGH FOR
MEMBERSHIP DETAILS

→

ARKHAUS

SCROLL DOWN FOR
INVESTMENT OPPORTUNITY

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Enter
ArkHAUS

... the lifestyle club on water coming in 2022. Meet, relax or
entertain from a floating villa, complete with outdoor decks
& rooftop lounges overlooking a protected pool in the center.
ArkHAUS is a set of 4 40 ft. vessels connected together to
form an exclusive getaway for our members.

ARKHAUS

HOW
CSTM HAUS
and Arkup teamed
up to create
ArkHAUS

Landing at the Faena Bazaar Rooftop
was just the beginning for CSTM HAUS
in Miami. In discovering the Arkup team
and their vision of 'Avant Garde Life on
Water', we had the early workings of
our own vision for a Miami club. When
Arkup privately unveiled to us their next
generation vessel, we collaborated to
design, refine, and realize the lifestyle
club of the future.

3

ARKHAUS

Mornings

The Day Breaks

Start the day with guided yoga and mediation classes led by world-class instructors.



ARKHAUS



Work Days

Limitless Views Inspire

Break away from the office to work with a view, or host a meeting in style.

5



Play Days

Indulge & Let Loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.

ARKHAUS

6

ARKHAUS

Evenings

The Night
Caps

As the sun sets and the moon rises,
mix & mingle with cocktails, live
music and great company.

7



ARKHAUS

Walk on
Water

Naturally formed at the intersection of the
vessels, the ArkHAUS pool lets you soak up the
sun or take a dip at the center of the action.

8

ARKHAUS

Programming

Mix & mingle with fellow members
and friends during our weekly hosted
events - from master mixologist
cocktail hours to the latest in health
& wellness activities.

9

ARKHAUS

Membership Program

With only 360 pre-sale memberships available, we have the luxury of staying true to our core culture. This means exclusitivity & fun without the drama.

Charters

Have a special event? Only members can charter individual ArkHAUS vessels for a private experience. Whether you keep the vessel connected for a private party or disconnect for a sunset sail, you're sure to offer your guests an unforgettable experience.



10

Guest Benefits

It's up to you: choose to share your 30hrs/month with friends & clients, or maximize your own time on board. A limited number of Guest Passes will be made available, for purchase by members and their guests.

Access to Other Locations

Members will enjoy access to future ArkHAUS locations as well as the expanding portfolio of CSTM HAUS work lounges.

Application Process

Place your fully refundable deposit now to reserve the earliest pre-sale access. As we build the vessels, finalize the location, and dream up exceptional programming, we'll begin to confirm applications and assign membership number. If at any point you decide you don't want to move forward, we will fully refund your deposit.



APPLY: bit.ly/cstmarkhausapplication
INQUIRE: arkhaus@cstm.haus
CONTACT: 877.278.6428

ARKHAUS

ARKHAUS

What We Stand For

We're building a membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

About the Team

Leaning on Co-Founder & CEO Sam Payrovi's 14yr Wall Street career and Co-Founder & CXO Nathalie Paiva's foundation in luxury brand management, ArkHAUS combines the best of both worlds for the lifestyle upgrade of our generation.

Sam Payrovi

Nathalie Paiva



12



Tags	Real Estate, B2C, Travel & hospitality, Coming soon, Startups

Pitch text	

Summary

- A lifestyle club on 4 solar-electric boats, creating an extraordinary villa
- Tier 1 membership applications closed; Now taking applications for Tier 2
- Stable Projected Margins of $8.50M (yr 1) rising to $9.46M (yr 5) per city
- Launching in Miami followed by NYC, SF, LA, Paris, Istanbul, Dubai
- Investment into parent company benefits from all future locations
- Competitive advantage secured through an ROFR MoU with manufacturer
- Founders from Wall Street (Bear Stearns) & luxury brand management (LVMH)

Opportunity

Invest in a next-generation membership club

A combination hospitality & real estate concept, this investment opportunity has been structured to target startup-style returns.

- **Revenue**
  Unlike regular startups which generate revenue many years after their initial

investment, ArkHAUS has already begun to generate revenue in the form of membership deposits in Year 0 (pre-launch).

- **Multiple**
  Hospitality business multiples are currently in the mid-high teens, of EV/EBITDA. Investment banking analysts target a 16.4x multiple for Soho House, our top competitor.

- **Exit**
  Targeting a 5 year exit to Private Equity or IPO, our goal is to maintain operational excellence while maximizing investor value.

- **Moat**
  ArkHAUS and Arkup (manufacturer) have entered into an ROFR MoU*, providing ArkHAUS certain rights to purchases for membership clubs.

- **Current vs. future investment rounds**
  This investment is into the ArkHAUS parent company and will benefit from all future ArkHAUS locations as well. Future rounds of investment will be made into, and benefit only from, individual ArkHAUS locations. In addition, investors in this round will be provided with first access to future investments.

*Right of First Refusal Memorandum of Understanding agreement

Concept

A lifestyle club for the world's disruptors

Positioned to redefine the members club of yesteryear, ArkHAUS connects 4 futuristic solar-electric houseboats to anchor an exciting new vision where community, innovation, and fun collide.

Members can meet, relax or entertain from the modular floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center.



ArkHAUS is brought to you by the team behind CSTM HAUS.

Experience

A hub for the ever-merging world of work and play

Mornings - The day breaks

Start the days with guided yoga and meditation led by world-class instructors.



Work days - Limitless views inspire

Break away from the office to work with a view, or host a lunch meeting in style.



Play days - Indulge & let loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck—with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



Evenings - The night caps

As the sun sets and the moon rises, mix & mingle with rooftop cocktails and great

company.



—
Membership details

With only 360 memberships available, ArkHAUS has the luxury of staying true to its core culture. This means exclusivity and fun without the drama.

- **Food & beverage** - The ArkHAUS wait staff will provide exceptional service to members and their guests enjoying their time aboard ArkHAUS. On-board dining will be offered through an adjacent on-land restaurant partner. Beverage service will be available on-board at the bar or through the wait staff.
- **Programming** - Mix & mingle with fellow members and guests during weekly hosted events—from master mixologist cocktail hours to the latest in health & wellness activities.
- **Access** - Every member will receive 30 hours of access to the club per month.
- **Guests** - Members can choose to draw on their 30 hours of access or purchase guest passes.
- **Charters** - Only members can charter individual ArkHAUS vessels for private experiences. Whether they keep the vessel connected for a private party or disconnect for a sunset sail, members are sure to offer their guests an unforgettable experience.



Execution

A recipe for launch success

Following a successful 6 month pop-up at the world renowned Faena Hotel's Bazaar rooftop, CSTM HAUS Miami served to assess, ideate, and develop the evolution of the membership club: ArkHAUS.



- **(T-9mo) Assets**
  Begin production of the vessels upon closing investment round, with a 30% deposit to fund USA-based manufacturing.

- **(T-7mo) Location**
  Narrow private discussions with preferred options to secure location and docking agreement

- **(T-6mo) Membership agreement**
  Finalize details in a uniquely crafted agreement which allows members and guests access to all four boats

- **(T-5mo) Memberships awarded**
  With the location and membership agreements finalized, we will begin to select and award memberships to applicants.

- **(T-4mo) Vendors & partners**
  Select entertainment, food & beverage, maintenance and other vendors from our curated roster.

- **(T-2mo) Staffing**
  Hire 16 staff members across management, captains, hosts, lifeguards, bartenders, servers, operations, facilities, and security.

- **(T-1mo) Training**
  Engage a rigorous hospitality and safety training program.

Traction

Membership applications exceed expectations

The rate of presale memberships is outpacing projections, demonstrating the tremendous market demand for a new type of members club.

Word of mouth sold over half of Tier 1 Annual Memberships before the release of any primary marketing materials. Having now layered on a minimal marketing budget, we are witnessing a customer acquisition cost (CAC) that is already 58% lower than initial projections and continuing to decline.

Annual memberships

Prior to opening, interested members can file an application with a refundable deposit, available in 3 Tiers:

- Tier 1 | 80 available | $5,000   **[FILLED]**
- Tier 2 | 90 available | $6,250   **[ACTIVE]**
- Tier 3 | 180 available | $7,500

ArkHAUS has already closed Tier 1 of memberships and is now accepting applications for Tier 2.

NFT forever memberships

The club of the future isn't complete without the membership type of the future. ArkHAUS is offering a very limited 10 "Forever Memberships" via NFT sales.

NFT # of 10 Date Platform Price (ETH) USD Equiv 1 Jun 8, '21 OpenSea 8 $20,074 2 Oct 5, '21 SuperRare 8 $22,584 3 Nov 2, '21 SuperWorld 8 $36,752 4-10 TBD TBD TBD TBD

You can learn more about the Forever Membership NFTs here.

Customer Acquisition Cost (CAC)

An initially budgeted $400k for marketing provided a CAC of $1,111 for 360 memberships. However, an early social media advertising test has demonstrated an actual CAC of $472, 58% lower than initial projections.
The growing market awareness, applicant excitement, and a larger and more refined advertising budget will combine to drive the CAC even further down.

Customers

Limited.
Exclusive.
Powerful.

With only 360 memberships made available for presale, access will be limited to members and their guests, drawing on 30 hrs per month.

Membership demographics

By design, our application process allows us to handpick a curated membership base. Every application is followed by a 1:1 conversation to assess the demographic mix, according to the following targets:



Business Model

Explosive economics with room to grow

With highly attractive economics at the single location level, this investment into the ArkHAUS Inc. parent captures all future locations, creating a multiplier effect.

Revenue is primarily driven by a combination of memberships and guest passes, followed by food & beverage sales.

With capacity limited by the US Coast Guard and safety regulations, ArkHAUS has a set number of "Use Hours" available for members and guests. Selling only a conservative 360 memberships and expecting an average of 2 guests per member, ArkHAUS anticipates operating at 50% Capacity usage in year 1.

CAPACITY USAGE	50%	25%	50%	75%	100%
NET PROFIT	8,504,328	2,808,570	8,504,328	13,726,965	18,949,602
REVENUE	12,622,500	5,980,500	12,622,500	19,264,500	25,906,500
Membership & Guest Passes	9,274,500	4,090,500	9,274,500	14,458,500	19,642,500
Food & Beverage (net)	2,916,000	1,458,000	2,916,000	4,374,000	5,832,000
Other Income	432,000	432,000	432,000	432,000	432,000
EXPENSE	(4,118,172)	(3,171,930)	(4,118,172)	(5,537,535)	(6,956,898)
Staffing	(2,623,848)	(1,993,020)	(2,623,848)	(3,570,090)	(4,516,332)
Operations	(1,494,324)	(1,178,910)	(1,494,324)	(1,967,445)	(2,440,566)

After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, the club can opt to sell a greater number of memberships or allow more guests in order to approach 75% or 100% Capacity Usage scenarios.

With food & beverage sales as the second source of revenue, Other Income will also be generated in the form of cabana rentals, event bookings, charters, and activity rentals.

Market

Market clarity from the market leader

While many competitors in the private members club market prove consumer demand, Soho House reigns supreme in the space. In July 2021, Soho House's parent company, Membership Collective Group (ticker: MCG) IPO'd, providing vast information to analyze ArkHAUS' market potential.

Analysis of 5 Investment Bank research reports (Bank of America, JP Morgan, Morgan Stanley, Loop Capital Markets, HSBC) results in an average EV/EBITDA multiple target of 16.4x for year-end 2023.

Soho House

Membership Collective Group (MCG)

2023 Adjusted EBITDA	$234.2	$234.2	$234.2
x Multiple	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$3,606	$3,840	$4,075
Less: Year-end 2022 Net Debt	$135	$135	$135
Equals Estimated Equity Value	$3,471	$3,705	$3,940
Equity Value per 28 Locations	$124.0	$132.3	$140.7

We then apply this multiple to ArkHAUS 2023 projected financials to obtain a projected valuation.

ArkHAUS Inc.

2023 Adjusted EBITDA	$9.2	$9.2	$9.2	$9.2
x Multiple	12.0x	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$110.0	$141.2	$150.4	$159.5
Less: Year-end 2022 Net Debt	$1.6	$1.6	$1.6	$1.6
Equals Estimated Equity Value	$108.4	$139.6	$148.7	$157.9
Equity Value for single Miami Location	$108	$140	$149	$158
Equity Value per 7 Locations	$759	$977	$1,041	$1,105

* The average EV/EBITDA multiple across 5 IB research reports for MCG is 16.4x, which likely assumes economies of scale for the established MCG business
* In projecting a future value for a single ArkHAUS club, we apply a very conservative 12.0x multiple.
* In projecting a future value for a 7 global ArkHAUS clubs, we apply the same 16.4x multiple as MCG.
* For the global 7 club future valuation, our EBITDA would likely be higher due to economies of scale, resulting in a higher Equity Value than shown here.

Note: Investment in this round is at a $15M valuation. The above analysis indicates a single Miami ArkHAUS location will be valued at $171M. With 6 additional locations opened, ArkHAUS will be valued at $1.641B.

Competition

The vast landscape of Miami members' clubs demonstrates demand

None have evolved past the traditional land-based club

<u>Miami Competitors</u>
Soho Beach House | The Bath Club | Faena Rose | 1 Beach Club
Fisher Island Club | The Edition Club| The Standard Spa

While competitors such as Soho Beach House, Fisher Island Club, and Bath Club are all based on land, ArkHAUS is securing its market position as the first floating members club.

Miami and many other cities with a tremendous boating and aquatic culture present a great opportunity for a differentiated marine-based club. However, as yachts and boats do not create a suitable environment for this, no other membership club has been able to expand into this space.

The many innovations behind Arkup's vessels, combined with the refinements and operational strategies provided by CSTM HAUS, are combining to create the first on-water membership club: ArkHAUS.

—

Secured with a moat

—

ArkHAUS and Arkup (vessel designer & manufacturer) have put into place an MoU to enter into a Right of First Refusal (ROFR) agreement. With this agreement, ArkHAUS will further secure its position as the premier floating members club. You can view the MoU in the Private Documents section.



Vision

The new luxury: finding meaningful connections
in innovative places

In partnership with the designers and manufacturers of the vessels, ArkHAUS is redefining the concept of the membership club, both in terms of the venue as well as the experience.

- **Anchored in smart design**
  Outfitted with electric engines, solar rooftops, and spuds that elevate the entire platform out of water, the modular club is built on four Arkup 40' vessels; a state of the art mansion on water meets the next generation of Transformers.

- **What we stand for**
  We're building membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

—

Miami location

—

Boasting open water views and positioned away from marine traffic, ArkHAUS will be permanently docked with one of these premium hospitality partners.



—
Future cities
—

With the first location live and generating buzz in Miami, pre-sale memberships will be made available to future locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai.



Investors

Use of funds

Vessel deposits (45%)
A deposit must be placed to secure financing and begin production of the 4 vessels. US-based production will take approximately 6 months.

Membership marketing (21%)
The Marketing budget will be allocated towards content creation, digital marketing, and member acquisition events. As membership presales have exceeded expectations for a favorable Customer Acquisition Cost, ArkHAUS will have flexibility to allocate this surplus towards further marketing or other operations.

Pre-launch operations (34%)

ArkHAUS must undertake a variety of operational activities including surveying, legal, agreements, club furnishings, payroll, and other ancillary expenses.

Founders

An execution-focused team for the lifestyle upgrade of our generation

—



Sam Payrovi

Co-Founder & CEO

Sam is a 14 year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market leading mortgage analytics F.A.ST. group. By 2006, he was running Royal Bank of Scotland's Asset Backed Securities Structuring team, before launching a Fin-Tech mortgage startup, ProtEquity Group. In 2012, a trip to SE Asia inspired an entrepreneurial journey that would span multiple companies under one corporation, now culminating in ArkHAUS.

—



Nathalie Paiva

Co-Founder & CXO

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service oriented brands. Her global perspective and penchant for partnership development provide invaluable insight and direction for the business.

Team History

How CSTM HAUS paved the way for ArkHAUS



Founded in early 2020, CSTM HAUS is a multi-faceted hospitality business offering a hybrid coworking & lifestyle membership as well as an event space from a single flexible venue.

Following the NYC location in the Meatpacking District's famed "Little Flatiron Building", CSTM HAUS set out to get its feet wet in Miami with a pop-up atop the Faena Hotel's Bazaar Rooftop. The breathtaking views soon became the backdrop for a new kind of membership club: a bright, inspiring space that cultivated a healthy blend of powerhouse networking by day with vibrant fun by night. Events such as the fast-growing #NFTuesdays series gained substantial notoriety, leading to sponsorship from Stella Artois and Diplomático Rum.

—

A resourceful team executes under pressure

—

When COVID hit, the team sprang into action. Within 2 weeks of shutting down normal startup operations, CSTM HAUS was on its way to becoming the largest maker of face shields for the City of New York and its hospital system.

The New York Times

That Face Shield Might Have Been Made in a Party Space

A chic loft in the meatpacking district has reinvented itself as a factory for personal protective equipment.

Despite the largest supply chain disruption since WWII (and never having never made a single face shield before) the team built a global supply chain of materials in 2 weeks, and designed a best-practice product that would become the standard across the remaining NYC suppliers. Over the next 5 months, CSTM HAUS hired and employed 90 local workers, purchased enough elastic to wrap around the island of Manhattan 14 times, cut through 340 TONS of plastic, turned the Meatpacking District's sexiest corner into a shipping depot, and hand-manufactured 1.7 million face shields.

Upon completion, CSTM HAUS had fulfilled a total of 4 orders for the City of New York, representing 36% of all face shields supplied to NYC front-line responders. Our HAUS Pup Chili was featured in the New York Times. It was the most fulfilling thing we've done in our lifetime. And with ArkHAUS, we're going to do even more.



Team

Sam Payrovi	Co-Founder & Chief Executive Officer		A 14 yr I-banker turned entrepreneur, Sam graduated from UCLA and joined Bear Stearns' renowned F.A.S.T. group in 2001. By 2006, he ran the RBS ABS Structuring team before launching a Fin-Tech startup in 2009, which began an entrepreneurial journey.
Nathalie Paiva	Co-Founder & Chief Xperience Officer		Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.

Karah St. Preux	Marketing	
Cherish Carr	HAUS Manager	
Andres Gomez	Operations	
Drew Kelley	Chief Financial Officer (Interim)	With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming.

Perks

$500	A single Day Pass to ArkHAUS Miami or any future location. ($100 Value)
$1,000	A custom dress shirt by Saintly NYC. ($155-195 Value)
$1,000	A 2-person Day Pass to ArkHAUS Miami or any future location. ($200 Value)
$5,000	A custom pair of shoes by Awl & Sundry. ($495-$595 Value)
$15,000	A custom leather weekender bag by Saintly NYC. ($1195-1295 Value)
$50,000	A 1-year ArkHAUS membership. ($10,000 Value)
$100,000	A "Bonus List" Trip from the Inspirato Travel Collection: Choose from global destination portfolio | Duration: 4-9 days | Occupancy: 2-16 | Square Feet: 350-7500 | Bedrooms: 1BR - 7BR ($10,000+ Value) Sample trips include: 4 days on Costa Rica Estate | 5 days in a Tuscan Villa | 9 days in NYC Luxury Suite |

FAQ



Company Name	ArkHAUS

Logo	

Headline	The lifestyle club on water, launching in Miami and cities worldwide

---

Slides	



FLIP THROUGH FOR
MEMBERSHIP DETAILS

→

ARKHAUS

SCROLL DOWN FOR
INVESTMENT OPPORTUNITY

↓



ARKHAUS

Enter ArkHAUS

... the lifestyle club on water coming in 2022. Meet, relax or entertain from a floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center. ArkHAUS is a set of 4 40 ft. vessels connected together to form an exclusive getaway for our members.

ARKHAUS

HOW CSTM HAUS and Arkup teamed up to create ArkHAUS

Landing at the Faena Bazaar Rooftop was just the beginning for CSTM HAUS in Miami. In discovering the Arkup team and their vision of 'Avant Garde Life on Water', we had the early workings of our own vision for a Miami club. When Arkup privately unveiled to us their next generation vessel, we collaborated to design, refine, and realize the lifestyle club of the future.

3

ARKHAUS

Mornings

The Day Breaks

Start the day with guided yoga and mediation classes led by world-class instructors.





Work Days

Limitless Views Inspire

Break away from the office to work with a view, or host a meeting in style.

5



Play Days

Indulge & Let Loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.

ARKHAUS

6

ARKHAUS

Evenings

The Night Caps

As the sun sets and the moon rises, mix & mingle with cocktails, live music and great company.

7



ARKHAUS

Walk on Water

Naturally formed at the intersection of the vessels, the ArkHAUS pool lets you soak up the sun or take a dip at the center of the action.

8

ARKHAUS

Programming

Mix & mingle with fellow members and friends during our weekly hosted events - from master mixologist cocktail hours to the latest in health & wellness activities.

9

ARKHAUS

Membership Program

With only 360 pre-sale memberships available, we have the luxury of staying true to our core culture. This means exclusitivity & fun without the drama.

Charters

Have a special event? Only members can charter individual ArkHAUS vessels for a private experience. Whether you keep the vessel connected for a private party or disconnect for a sunset sail, you're sure to offer your guests an unforgettable experience.



10

Guest Benefits

It's up to you: choose to share your 30hrs/month with friends & clients, or maximize your own time on board. A limited number of Guest Passes will be made available, for purchase by members and their guests.

Access to Other Locations

Members will enjoy access to future ArkHAUS locations as well as the expanding portfolio of CSTM HAUS work lounges.

Application Process

Place your fully refundable deposit now to reserve the earliest pre-sale access. As we build the vessels, finalize the location, and dream up exceptional programming, we'll begin to confirm applications and assign membership number. If at any point you decide you don't want to move forward, we will fully refund your deposit.



APPLY: bit.ly/cstmarkhausapplication
INQUIRE: arkhaus@cstm.haus
CONTACT: 877.278.6428

ARKHAUS

ARKHAUS

What We Stand For

We're building a membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

About the Team

Leaning on Co-Founder & CEO Sam Payrovi's 14yr Wall Street career and Co-Founder & CXO Nathalie Paiva's foundation in luxury brand management, ArkHAUS combines the best of both worlds for the lifestyle upgrade of our generation.

Sam Payrovi

Nathalie Paiva



12



| **Tags** | Real Estate, B2C, Travel & hospitality, Coming soon, Startups |

Pitch text

Summary

- A lifestyle club on 4 solar-electric boats, creating an extraordinary villa
- Tier 1 membership applications closed; Now taking applications for Tier 2
- Stable Projected Margins of $8.50M (yr 1) rising to $9.46M (yr 5) per city
- Launching in Miami followed by NYC, SF, LA, Paris, Istanbul, Dubai
- Investment into parent company benefits from all future locations
- Competitive advantage secured through an ROFR MoU with manufacturer
- Founders from Wall Street (Bear Stearns) & luxury brand management (LVMH)

Opportunity

Invest in a next-generation membership club

A combination hospitality & real estate concept, this investment opportunity has been structured to target startup-style returns.

- **Revenue**
  Unlike regular startups which generate revenue many years after their initial

investment, ArkHAUS has already begun to generate revenue in the form of membership deposits in Year 0 (pre-launch).

- **Multiple**
  Hospitality business multiples are currently in the mid-high teens, of EV/EBITDA. Investment banking analysts target a 16.4x multiple for Soho House, our top competitor.

- **Exit**
  Targeting a 5 year exit to Private Equity or IPO, our goal is to maintain operational excellence while maximizing investor value.

- **Moat**
  ArkHAUS and Arkup (manufacturer) have entered into an ROFR MoU*, providing ArkHAUS certain rights to purchases for membership clubs.

- **Current vs. future investment rounds**
  This investment is into the ArkHAUS parent company and will benefit from all future ArkHAUS locations as well. Future rounds of investment will be made into, and benefit only from, individual ArkHAUS locations. In addition, investors in this round will be provided with first access to future investments.

*Right of First Refusal Memorandum of Understanding agreement

Concept

A lifestyle club for the world's disruptors

Positioned to redefine the members club of yesteryear, ArkHAUS connects 4 futuristic solar-electric houseboats to anchor an exciting new vision where community, innovation, and fun collide.

Members can meet, relax or entertain from the modular floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center.



ArkHAUS is brought to you by the team behind CSTM HAUS.

Experience

A hub for the ever-merging world of work and play

Mornings - The day breaks

Start the days with guided yoga and meditation led by world-class instructors.



Work days - Limitless views inspire

Break away from the office to work with a view, or host a lunch meeting in style.



Play days - Indulge & let loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck— with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



Evenings - The night caps

As the sun sets and the moon rises, mix & mingle with rooftop cocktails and great

company.



—

Membership details

With only 360 memberships available, ArkHAUS has the luxury of staying true to its core culture. This means exclusivity and fun without the drama.

- **Food & beverage** - The ArkHAUS wait staff will provide exceptional service to members and their guests enjoying their time aboard ArkHAUS. On-board dining will be offered through an adjacent on-land restaurant partner. Beverage service will be available on-board at the bar or through the wait staff.
- **Programming** - Mix & mingle with fellow members and guests during weekly hosted events—from master mixologist cocktail hours to the latest in health & wellness activities.
- **Access** - Every member will receive 30 hours of access to the club per month.
- **Guests** - Members can choose to draw on their 30 hours of access or purchase guest passes.
- **Charters** - Only members can charter individual ArkHAUS vessels for private experiences. Whether they keep the vessel connected for a private party or disconnect for a sunset sail, members are sure to offer their guests an unforgettable experience.



Execution

A recipe for launch success

Following a successful 6 month pop-up at the world renowned Faena Hotel's Bazaar rooftop, CSTM HAUS Miami served to assess, ideate, and develop the evolution of the membership club: ArkHAUS.


Arkup 40' Introduced to CSTM HAUS
April 2021
Placed Initial Deposit on 4 Vessels
Jul 2021
Place Production Deposit
Jan 2022
Vessel Production Begins
Feb 2022
Vessel Production Ends
Q3 2022
Vessels Delivered
Q4 2022
IDEATE
DEVELOP
LAUNCH
Jun 2021
ArkHAUS Announced
Aug 2021
Accept Membership Applications
Q1 2022
Award and Confirm Memberships
Q4 2022
Launch

- **(T-9mo) Assets**
  Begin production of the vessels upon closing investment round, with a 30% deposit to fund USA-based manufacturing.

- **(T-7mo) Location**
  Narrow private discussions with preferred options to secure location and docking agreement

- **(T-6mo) Membership agreement**
  Finalize details in a uniquely crafted agreement which allows members and guests access to all four boats

- **(T-5mo) Memberships awarded**
  With the location and membership agreements finalized, we will begin to select and award memberships to applicants.

- **(T-4mo) Vendors & partners**
  Select entertainment, food & beverage, maintenance and other vendors from our curated roster.

- **(T-2mo) Staffing**
  Hire 16 staff members across management, captains, hosts, lifeguards, bartenders, servers, operations, facilities, and security.

- **(T-1mo) Training**
  Engage a rigorous hospitality and safety training program.

Traction

Membership applications exceed expectations

The rate of presale memberships is outpacing projections, demonstrating the tremendous market demand for a new type of members club.

Word of mouth sold over half of Tier 1 Annual Memberships before the release of any primary marketing materials. Having now layered on a minimal marketing budget, we are witnessing a customer acquisition cost (CAC) that is already 58% lower than initial projections and continuing to decline.

Annual memberships

Prior to opening, interested members can file an application with a refundable deposit, available in 3 Tiers:

- Tier 1 | 80 available | $5,000 **[FILLED]**
- Tier 2 | 90 available | $6,250 **[ACTIVE]**
- Tier 3 | 180 available | $7,500

ArkHAUS has already closed Tier 1 of memberships and is now accepting applications for Tier 2.

NFT forever memberships

The club of the future isn't complete without the membership type of the future. ArkHAUS is offering a very limited 10 "Forever Memberships" via NFT sales.

NFT # of 10 Date Platform Price (ETH) USD Equiv 1 Jun 8, '21 OpenSea 8 $20,074 2 Oct 5, '21 SuperRare 8 $22,584 3 Nov 2, '21 SuperWorld 8 $36,752 4-10 TBD TBD TBD TBD

You can learn more about the Forever Membership NFTs here.

Customer Acquisition Cost (CAC)

An initially budgeted $400k for marketing provided a CAC of $1,111 for 360 memberships. However, an early social media advertising test has demonstrated an actual CAC of $472, 58% lower than initial projections.
The growing market awareness, applicant excitement, and a larger and more refined advertising budget will combine to drive the CAC even further down.

Customers

Limited.
Exclusive.
Powerful.

With only 360 memberships made available for presale, access will be limited to members and their guests, drawing on 30 hrs per month.

Membership demographics

By design, our application process allows us to handpick a curated membership base. Every application is followed by a 1:1 conversation to assess the demographic mix, according to the following targets:



Business Model

Explosive economics with room to grow

With highly attractive economics at the single location level, this investment into the ArkHAUS Inc. parent captures all future locations, creating a multiplier effect.

Revenue is primarily driven by a combination of memberships and guest passes, followed by food & beverage sales.

With capacity limited by the US Coast Guard and safety regulations, ArkHAUS has a set number of "Use Hours" available for members and guests. Selling only a conservative 360 memberships and expecting an average of 2 guests per member, ArkHAUS anticipates operating at 50% Capacity usage in year 1.

CAPACITY USAGE	25%	50%	75%	100%
NET PROFIT	2,648,570	8,344,328	13,566,965	18,789,602
REVENUE	5,820,500	12,462,500	19,104,500	25,746,500
Membership & Guest Passes	3,930,500	9,114,500	14,298,500	19,482,500
Food & Beverage (net)	1,458,000	2,916,000	4,374,000	5,832,000
Other Income	432,000	432,000	432,000	432,000
EXPENSE	(3,171,930)	(4,118,172)	(5,537,535)	(6,956,898)
Staffing	(1,993,020)	(2,623,848)	(3,570,090)	(4,516,332)
Operations	(1,178,910)	(1,494,324)	(1,967,445)	(2,440,566)

After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, the club can opt to sell a greater number of memberships or allow more guests in order to approach 75% or 100% Capacity Usage scenarios.

With food & beverage sales as the second source of revenue, Other Income will also be generated in the form of cabana rentals, event bookings, charters, and activity rentals.

Market

Market clarity from the market leader

While many competitors in the private members club market prove consumer demand, Soho House reigns supreme in the space. In July 2021, Soho House's parent company, Membership Collective Group (ticker: MCG) IPO'd, providing vast information to analyze ArkHAUS' market potential.

Analysis of 5 Investment Bank research reports (Bank of America, JP Morgan, Morgan Stanley, Loop Capital Markets, HSBC) results in an average EV/EBITDA multiple target of 16.4x for year-end 2023.

Soho House
Membership Collective Group (MCG)

2023 Adjusted EBITDA	$234.2	$234.2	$234.2
x Multiple	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$3,606	$3,840	$4,075
Less: Year-end 2022 Net Debt	$135	$135	$135
Equals Estimated Equity Value	$3,471	$3,705	$3,940
Equity Value per 28 Locations	$124.0	$132.3	$140.7

We then apply this multiple to ArkHAUS 2023 projected financials to obtain a projected valuation.

ArkHAUS Inc.

2023 Adjusted EBITDA	$9.01	$9.01	$9.01	$9.01
x Multiple	12.0x	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$108.1	$138.7	$147.8	$156.8
Less: Year-end 2022 Net Debt	$1.6	$1.6	$1.6	$1.6
Equals Estimated Equity Value	$106.5	$137.1	$146.1	$155.1
Equity Value - Miami Location	$106	$137	$146	$155
Equity Value - 7 Locations	$745	$960	$1,023	$1,086

* The average EV/EBITDA multiple across 5 IB research reports for MCG is 16.4x, which likely assumes economies of scale for the established MCG business

* In projecting a future value for a single ArkHAUS club, we apply a very conservative 12.0x multiple.

* In projecting a future value for a 7 global ArkHAUS clubs, we apply the same 16.4x multiple as MCG.

* For the global 7 club future valuation, our EBITDA would likely be higher due to economies of scale, resulting in a higher Equity Value than shown here.

Note: Investment in this round is at a $15M valuation. The above analysis indicates a single Miami ArkHAUS location will be valued at $171M. With 6 additional locations opened, ArkHAUS will be valued at $1.641B.

Competition

The vast landscape of Miami members' clubs demonstrates demand

None have evolved past the traditional land-based club

<u>Miami Competitors</u>
Soho Beach House | The Bath Club | Faena Rose | 1 Beach Club
Fisher Island Club | The Edition Club| The Standard Spa

While competitors such as Soho Beach House, Fisher Island Club, and Bath Club are all based on land, ArkHAUS is securing its market position as the first floating members club.

Miami and many other cities with a tremendous boating and aquatic culture present a great opportunity for a differentiated marine-based club. However, as yachts and boats do not create a suitable environment for this, no other membership club has been able to expand into this space.

The many innovations behind Arkup's vessels, combined with the refinements and operational strategies provided by CSTM HAUS, are combining to create the first on-water membership club: ArkHAUS.

—

Secured with a moat

—

ArkHAUS and Arkup (vessel designer & manufacturer) have put into place an MoU to enter into a Right of First Refusal (ROFR) agreement. With this agreement, ArkHAUS will further secure its position as the premier floating members club. You can view the MoU in the Private Documents section.



Vision

The new luxury: finding meaningful connections
in innovative places

In partnership with the designers and manufacturers of the vessels, ArkHAUS is redefining the concept of the membership club, both in terms of the venue as well as the experience.

- **Anchored in smart design**
  Outfitted with electric engines, solar rooftops, and spuds that elevate the entire platform out of water, the modular club is built on four Arkup 40' vessels; a state of the art mansion on water meets the next generation of Transformers.

- **What we stand for**
  We're building membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

—

Miami location

—

Boasting open water views and positioned away from marine traffic, ArkHAUS will be permanently docked with one of these premium hospitality partners.



—
Future cities
—

With the first location live and generating buzz in Miami, pre-sale memberships will be made available to future locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai.



Investors

Use of funds

Vessel deposits (45%)
A deposit must be placed to secure financing and begin production of the 4 vessels. US-based production will take approximately 6 months.

Membership marketing (21%)
The Marketing budget will be allocated towards content creation, digital marketing, and member acquisition events. As membership presales have exceeded expectations for a favorable Customer Acquisition Cost, ArkHAUS will have flexibility to allocate this surplus towards further marketing or other operations.

Pre-launch operations (34%)

ArkHAUS must undertake a variety of operational activities including surveying, legal, agreements, club furnishings, payroll, and other ancillary expenses.

Founders

An execution-focused team for the lifestyle upgrade of our generation

—



Sam Payrovi

Co-Founder & CEO

Sam is a 14 year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market leading mortgage analytics F.A.ST. group. By 2006, he was running Royal Bank of Scotland's Asset Backed Securities Structuring team, before launching a Fin-Tech mortgage startup, ProtEquity Group. In 2012, a trip to SE Asia inspired an entrepreneurial journey that would span multiple companies under one corporation, now culminating in ArkHAUS.

—



Nathalie Paiva

Co-Founder & CXO

FRANKLIN&MARSHALL COLLEGE LVMH AMORE PACIFIC

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service oriented brands. Her global perspective and penchant for partnership development provide invaluable insight and direction for the business.

Team History

How CSTM HAUS paved the way for ArkHAUS



Founded in early 2020, CSTM HAUS is a multi-faceted hospitality business offering a hybrid coworking & lifestyle membership as well as an event space from a single flexible venue.

Following the NYC location in the Meatpacking District's famed "Little Flatiron Building", CSTM HAUS set out to get its feet wet in Miami with a pop-up atop the Faena Hotel's Bazaar Rooftop. The breathtaking views soon became the backdrop for a new kind of membership club: a bright, inspiring space that cultivated a healthy blend of powerhouse networking by day with vibrant fun by night. Events such as the fast-growing #NFTuesdays series gained substantial notoriety, leading to sponsorship from Stella Artois and Diplomático Rum.

—
A resourceful team executes under pressure
—

When COVID hit, the team sprang into action. Within 2 weeks of shutting down normal startup operations, CSTM HAUS was on its way to becoming the largest maker of face shields for the City of New York and its hospital system.

The New York Times

That Face Shield Might Have Been Made in a Party Space

A chic loft in the meatpacking district has reinvented itself as a factory for personal protective equipment.

Despite the largest supply chain disruption since WWII (and never having never made a single face shield before) the team built a global supply chain of materials in 2 weeks, and designed a best-practice product that would become the standard across the remaining NYC suppliers. Over the next 5 months, CSTM HAUS hired and employed 90 local workers, purchased enough elastic to wrap around the island of Manhattan 14 times, cut through 340 TONS of plastic, turned the Meatpacking District's sexiest corner into a shipping depot, and hand-manufactured 1.7 million face shields.

Upon completion, CSTM HAUS had fulfilled a total of 4 orders for the City of New York, representing 36% of all face shields supplied to NYC front-line responders. Our HAUS Pup Chili was featured in the New York Times. It was the most fulfilling thing we've done in our lifetime. And with ArkHAUS, we're going to do even more.



Team

Sam Payrovi	Co-Founder & Chief Executive Officer		A 14 yr I-banker turned entrepreneur, Sam graduated from UCLA and joined Bear Stearns' renowned F.A.S.T. group in 2001. By 2006, he ran the RBS ABS Structuring team before launching a Fin-Tech startup in 2009, which began an entrepreneurial journey.
Nathalie Paiva	Co-Founder & Chief Xperience Officer		Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.

Karah St. Preux	Marketing	
Cherish Carr	HAUS Manager	
Andres Gomez	Operations	
Drew Kelley	Chief Financial Officer (Interim)	With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming.

Perks

$500	A single Day Pass to ArkHAUS Miami or any future location. $100 Value
$1,000	A 2-person Day Pass to ArkHAUS Miami or any future location. $200 Value

$1,500	2 custom dress shirts by Saintly NYC. $310-$380 Value
$5,000	A custom pair of shoes by Awl & Sundry. $495-$595 Value
$15,000	A custom leather weekender bag by Saintly NYC. $1195-1295 Value
$50,000	A 1-year ArkHAUS membership. Select from either Individual or Couples membership. $10,000 Value
$85,000	A "Bonus List" Trip from the Inspirato Travel Collection: Choose from global destination portfolio | Duration: 4-9 days | Occupancy: 2-16 | Square Feet: 350-7500 | Bedrooms: 1BR - 7BR Sample trips include: 4 days on Costa Rica Estate | 5 days in a Tuscan Villa | 9 days in NYC Luxury Suite | $10,000+ Value
$100,000	A 1-year ArkHAUS Corporate Membership. $20,000 Value

FAQ



Company Name	ArkHAUS

Logo	

Headline	The lifestyle club on water, launching in Miami and cities worldwide

Slides	





Enter ArkHAUS

... the lifestyle club on water coming in 2022. Meet, relax or entertain from a floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center. ArkHAUS is a set of 4 40 ft. vessels connected together to form an exclusive getaway for our members.

HOW CSTM HAUS and Arkup teamed up to create ArkHAUS

Landing at the Faena Bazaar Rooftop was just the beginning for CSTM HAUS in Miami. In discovering the Arkup team and their vision of 'Avant Garde Life on Water', we had the early workings of our own vision for a Miami club. When Arkup privately unveiled to us their next generation vessel, we collaborated to design, refine, and realize the lifestyle club of the future.

3

ARKHAUS

Mornings

The Day Breaks

Start the day with guided yoga and mediation classes led by world-class instructors.



Work Days

Limitless Views Inspire

Break away from the office to work with a view, or host a meeting in style.



5

Play Days

Indulge & Let Loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



ARKHAUS

6

ARKHAUS ————————————

Evenings

The Night Caps

As the sun sets and the moon rises, mix & mingle with cocktails, live music and great company.

7



———————————— ARKHAUS

Walk on Water

Naturally formed at the intersection of the vessels, the ArkHAUS pool lets you soak up the sun or take a dip at the center of the action.

8

———————————— ARKHAUS

Programming

Mix & mingle with fellow members and friends during our weekly hosted events - from master mixologist cocktail hours to the latest in health & wellness activities.

9

ARKHAUS

Membership Program

With only 360 pre-sale memberships available, we have the luxury of staying true to our core culture. This means exclusitivity & fun without the drama.

Charters

Have a special event? Only members can charter individual ArkHAUS vessels for a private experience. Whether you keep the vessel connected for a private party or disconnect for a sunset sail, you're sure to offer your guests an unforgettable experience.



10

Guest Benefits

It's up to you: choose to share your 30hrs/month with friends & clients, or maximize your own time on board. A limited number of Guest Passes will be made available, for purchase by members and their guests.

Access to Other Locations

Members will enjoy access to future ArkHAUS locations as well as the expanding portfolio of CSTM HAUS work lounges.

Application Process

Place your fully refundable deposit now to reserve the earliest pre-sale access. As we build the vessels, finalize the location, and dream up exceptional programming, we'll begin to confirm applications and assign membership number. If at any point you decide you don't want to move forward, we will fully refund your deposit.



APPLY: bit.ly/cstmarkhausapplication
INQUIRE: arkhaus@cstm.haus
CONTACT: 877.278.6428

ARKHAUS

ARKHAUS

What We Stand For

We're building a membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

About the Team

Leaning on Co-Founder & CEO Sam Payrovi's 14yr Wall Street career and Co-Founder & CXO Nathalie Paiva's foundation in luxury brand management, ArkHAUS combines the best of both worlds for the lifestyle upgrade of our generation.

Sam Payrovi   Nathalie Paiva



12



Tags	Real Estate, B2C, Travel & hospitality, Coming soon, Startups

Pitch text

Summary

- A lifestyle club on 4 solar-electric boats, creating an extraordinary villa
- Tier 1 membership applications closed; Now taking applications for Tier 2
- Forward thinking club has sold 3 "Forever Membership" NFTs at 8 ETH each
- Stable Projected Margins of $8.50M (yr 1) rising to $9.46M (yr 5) per city
- Launching in Miami followed by NYC, SF, LA, Paris, Istanbul, Dubai
- Investment into parent company benefits from all future locations
- Founders from Wall Street (Bear Stearns) & luxury brand management (LVMH)

Opportunity

Invest in a next-generation membership club

A combination hospitality & real estate concept, this investment opportunity has been structured to target startup-style returns.

- **Revenue**
  Unlike regular startups which generate revenue many years after their initial

investment, ArkHAUS has already begun to generate revenue in the form of membership deposits in Year 0 (pre-launch).

- **Multiple**

  Investment banking analysts target a mid to high teens (EV/EBITDA) multiple for the hospitality sector. A detailed examination of analyst reports provides an average 16.4X multiple for a matured membership club business.

- **Exit**

  Targeting a 5 year exit to Private Equity or IPO, our goal is to maintain operational excellence while maximizing investor value.

- **Current vs. future investment rounds**

  This investment is into the ArkHAUS parent company and will benefit from all future ArkHAUS locations as well. Future rounds of investment will be made into, and benefit only from, individual ArkHAUS locations. In addition, investors in this round will be provided with first access to future investments.

*Use your fingers to move and discover ArkHAUS in the 3D model below. On mobile, click the AR button to place it in your environment.

Concept

A lifestyle club for the world's disruptors

Positioned to redefine the members club of yesteryear, ArkHAUS connects 4 futuristic solar-electric houseboats to anchor an exciting new vision where community, innovation, and fun collide.

Members can meet, relax or entertain from the modular floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center.



ArkHAUS is brought to you by the team behind CSTM HAUS.

Experience

A hub for the ever-merging world of work and play

Mornings - The day breaks

Start the days with guided yoga and meditation led by world-class instructors.



Work days - Limitless views inspire

Break away from the office to work with a view, or host a lunch meeting in style.



Play days - Indulge & let loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck— with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



Evenings - The night caps

As the sun sets and the moon rises, mix & mingle with rooftop cocktails and great

company.



—
Membership details

With only 360 memberships available, ArkHAUS has the luxury of staying true to its core culture. This means exclusivity and fun without the drama.

- **Food & beverage** - The ArkHAUS wait staff will provide exceptional service to members and their guests enjoying their time aboard ArkHAUS. On-board dining will be offered through an adjacent on-land restaurant partner. Beverage service will be available on-board at the bar or through the wait staff.
- **Programming** - Mix & mingle with fellow members and guests during weekly hosted events—from master mixologist cocktail hours to the latest in health & wellness activities.
- **Access** - Every member will receive 30 hours of access to the club per month.
- **Guests** - Members can choose to draw on their 30 hours of access or purchase guest passes.
- **Charters** - Only members can charter individual ArkHAUS vessels for private experiences. Whether they keep the vessel connected for a private party or disconnect for a sunset sail, members are sure to offer their guests an unforgettable experience.



Execution

A recipe for launch success

Following a successful 6 month pop-up at the world renowned Faena Hotel's Bazaar rooftop, CSTM HAUS Miami served to assess, ideate, and develop the evolution of the membership club: ArkHAUS.



- **(T-9mo) Assets**
  Begin production of the vessels upon closing investment round, with a 30% deposit to fund USA-based manufacturing.

- **(T-7mo) Location**
  Narrow private discussions with preferred options to secure location and docking agreement

- **(T-6mo) Membership agreement**
  Finalize details in a uniquely crafted agreement which allows members and guests access to all four boats

- **(T-5mo) Memberships awarded**
  With the location and membership agreements finalized, we will begin to select and award memberships to applicants.

- **(T-4mo) Vendors & partners**
  Select entertainment, food & beverage, maintenance and other vendors from our curated roster.

- **(T-2mo) Staffing**
  Hire 16 staff members across management, captains, hosts, lifeguards, bartenders, servers, operations, facilities, and security.

- **(T-1mo) Training**
  Engage a rigorous hospitality and safety training program.

Traction

Membership applications exceed expectations

The rate of presale memberships is outpacing projections, demonstrating the tremendous market demand for a new type of members club.

Word of mouth sold over half of Tier 1 Annual Memberships before the release of any primary marketing materials. Having now layered on a minimal marketing budget, we are witnessing a customer acquisition cost (CAC) that is already 58% lower than initial projections and continuing to decline.

Annual memberships

Prior to opening, interested members can file an application with a refundable deposit, available in 3 Tiers:

- Tier 1 | 80 available | $5,000   **[FILLED]**
- Tier 2 | 90 available | $6,250   **[ACTIVE]**
- Tier 3 | 180 available | $7,500

ArkHAUS has already closed Tier 1 of memberships and is now accepting applications for Tier 2.

NFT forever memberships

The club of the future isn't complete without the membership type of the future. ArkHAUS is offering a very limited 10 "Forever Memberships" via NFT sales.

NFT # of 10 Date Platform Price (ETH) USD Equiv 1 Jun 8, '21 OpenSea 8 $20,074 2 Oct 5, '21 SuperRare 8 $22,584 3 Nov 2, '21 SuperWorld 8 $36,752 4-10 TBD TBD TBD TBD

You can learn more about the Forever Membership NFTs here.

Customer Acquisition Cost (CAC)

An initially budgeted $400k for marketing provided a CAC of $1,111 for 360 memberships. However, an early social media advertising test has demonstrated an actual CAC of $472, 58% lower than initial projections.
The growing market awareness, applicant excitement, and a larger and more refined advertising budget will combine to drive the CAC even further down.

Customers

Limited.
Exclusive.
Powerful.

With only 360 memberships made available for presale, access will be limited to members and their guests, drawing on 30 hrs per month.

Membership demographics

By design, our application process allows us to handpick a curated membership base. Every application is followed by a 1:1 conversation to assess the demographic mix, according to the following targets:



Business Model

Explosive economics with room to grow

With highly attractive economics at the single location level, this investment into the ArkHAUS Inc. parent captures all future locations, creating a multiplier effect.

Revenue is primarily driven by a combination of memberships and guest passes, followed by food & beverage sales.

With capacity limited by the US Coast Guard and safety regulations, ArkHAUS has a set number of "Use Hours" available for members and guests. Selling only a conservative 360 memberships and expecting an average of 2 guests per member, ArkHAUS anticipates operating at 50% Capacity usage in year 1.

CAPACITY USAGE	25%	50%	75%	100%
NET PROFIT	2,648,570	8,344,328	13,566,965	18,789,602
REVENUE	5,820,500	12,462,500	19,104,500	25,746,500
Membership & Guest Passes	3,930,500	9,114,500	14,298,500	19,482,500
Food & Beverage (net)	1,458,000	2,916,000	4,374,000	5,832,000
Other Income	432,000	432,000	432,000	432,000
EXPENSE	(3,171,930)	(4,118,172)	(5,537,535)	(6,956,898)
Staffing	(1,993,020)	(2,623,848)	(3,570,090)	(4,516,332)
Operations	(1,178,910)	(1,494,324)	(1,967,445)	(2,440,566)

After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, the club can opt to sell a greater number of memberships or allow more guests in order to approach 75% or 100% Capacity Usage scenarios.

With food & beverage sales as the second source of revenue, Other Income will also be generated in the form of cabana rentals, event bookings, charters, and activity rentals.

Market

Market clarity from the market leader

While many competitors in the private members club market prove consumer demand, Soho House reigns supreme in the space. In July 2021, Soho House's parent company, Membership Collective Group (ticker: MCG) IPO'd, providing vast information to analyze ArkHAUS' market potential.

Analysis of 5 Investment Bank research reports (Bank of America, JP Morgan, Morgan Stanley, Loop Capital Markets, HSBC) results in an average EV/EBITDA multiple target of 16.4x for year-end 2023.

We then apply this multiple to ArkHAUS 2023 projected financials to obtain a projected valuation.

ArkHAUS Inc.

2023 Adjusted EBITDA	$9.01	$9.01	$9.01	$9.01
x Multiple	12.0x	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$108.1	$138.7	$147.8	$156.8
Less: Year-end 2022 Net Debt	$1.6	$1.6	$1.6	$1.6
Equals Estimated Equity Value	$106.5	$137.1	$146.1	$155.1
Equity Value - Miami Location	$106	$137	$146	$155
Equity Value - 7 Locations	$745	$960	$1,023	$1,086

*All numbers in the above table are in millions.

* The average EV/EBITDA multiple for membership clubs across 5 IB research reports is 16.4x
* In projecting a future value for a single ArkHAUS club, we apply a very conservative 12.0x multiple
* In projecting a future value for 7 global ArkHAUS clubs, we apply the 16.4x multiple
* For the global 7 club future valuation, our EBITDA would likely be higher due to economies of scale, resulting in a higher Equity Value than shown here.

Note: Investment in this round is at a $15M valuation. The above analysis indicates a single Miami ArkHAUS location will be valued at $106M. With 6 additional locations opened, ArkHAUS will be valued at $1.023B.

Competition

The vast landscape of Miami members' clubs demonstrates demand

None have evolved past the traditional land-based club

Miami Competitors
Soho Beach House | The Bath Club | Faena Rose | 1 Beach Club
Fisher Island Club | The Edition Club| The Standard Spa

While competitors such as Soho Beach House, Fisher Island Club, and Bath Club are all based on land, ArkHAUS is securing its market position as the next generation-floating members club.

Miami and many other cities with a tremendous boating and aquatic culture present a great opportunity for a differentiated marine-based club. However, as

yachts and boats do not create a suitable environment for this, no other membership club has been able to expand into this space.



Vision

The new luxury: finding meaningful connections in innovative places

In partnership with the designers and manufacturers of the vessels, ArkHAUS is redefining the concept of the membership club, both in terms of the venue as well as the experience.

*Use your fingers to move and discover ArkHAUS in the 3D model below. On mobile, click the AR button to place it in your environment.

- **Anchored in smart design**
  Outfitted with electric engines, solar rooftops, and spuds that elevate the entire platform out of water, the modular club is built on four Arkup 40' vessels; a state of the art mansion on water meets the next generation of Transformers.

- **What we stand for**
  We're building membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by

night.

—

Miami location

—

Boasting open water views and positioned away from marine traffic, ArkHAUS will be permanently docked with one of these premium hospitality partners.



—

Future cities

—

With the first location live and generating buzz in Miami, pre-sale memberships will be made available to future locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai.



Investors

Use of funds

Vessel deposits (45%)
A deposit must be placed to secure financing and begin production of the 4 vessels. US-based production will take approximately 6 months.

Membership marketing (21%)
The Marketing budget will be allocated towards content creation, digital marketing, and member acquisition events. As membership presales have exceeded expectations for a favorable Customer Acquisition Cost, ArkHAUS will have flexibility to allocate this surplus towards further marketing or other operations.

Pre-launch operations (34%)
ArkHAUS must undertake a variety of operational activities including surveying, legal, agreements, club furnishings, payroll, and other ancillary expenses.

Founders

An execution-focused team for the lifestyle upgrade of our generation



Sam Payrovi

Co-Founder & CEO

Sam is a 14 year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market leading mortgage analytics F.A.ST. group. By 2006, he was running Royal Bank of Scotland's Asset Backed Securities Structuring team, before launching a Fin-Tech mortgage startup, ProtEquity Group. In 2012, a trip to SE Asia inspired an entrepreneurial journey that would span multiple companies under one corporation, now culminating in ArkHAUS.



Nathalie Paiva

Co-Founder & CXO

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service oriented brands. Her global perspective and penchant for partnership development provide invaluable insight and direction for the business.

Team History

How CSTM HAUS paved the way for ArkHAUS



Founded in early 2020, CSTM HAUS is a multi-faceted hospitality business offering a hybrid coworking & lifestyle membership as well as an event space from a single flexible venue.

Following the NYC location in the Meatpacking District's famed "Little Flatiron Building", CSTM HAUS set out to get its feet wet in Miami with a pop-up atop the Faena Hotel's Bazaar Rooftop. The breathtaking views soon became the backdrop for a new kind of membership club: a bright, inspiring space that cultivated a healthy blend of powerhouse networking by day with vibrant fun by night. Events such as the fast-growing #NFTuesdays series gained substantial notoriety, leading to sponsorship from Stella Artois and Diplomático Rum.

—

A resourceful team executes under pressure

—

When COVID hit, the team sprang into action. Within 2 weeks of shutting down normal startup operations, CSTM HAUS was on its way to becoming the largest maker of face shields for the City of New York and its hospital system.

The New York Times

That Face Shield Might Have Been Made in a Party Space

A chic loft in the meatpacking district has reinvented itself as a factory for personal protective equipment.

Despite the largest supply chain disruption since WWII (and never having never made a single face shield before) the team built a global supply chain of materials in 2 weeks, and designed a best-practice product that would become the standard across the remaining NYC suppliers. Over the next 5 months, CSTM HAUS hired and employed 90 local workers, purchased enough elastic to wrap around the island of Manhattan 14 times, cut through 340 TONS of plastic, turned the Meatpacking District's sexiest corner into a shipping depot, and hand-manufactured 1.7 million face shields.

Upon completion, CSTM HAUS had fulfilled a total of 4 orders for the City of New York, representing 36% of all face shields supplied to NYC front-line responders. Our HAUS Pup Chili was featured in the New York Times. It was the most fulfilling thing we've done in our lifetime. And with ArkHAUS, we're going to do even more.



Team

Sam Payrovi	Co-Founder & Chief Executive Officer	A 14 yr I-banker turned entrepreneur, Sam graduated from UCLA and joined Bear Stearns' renowned F.A.S.T. group in 2001. By 2006, he ran the RBS ABS Structuring team before launching a Fin-Tech startup in 2009, which began an entrepreneurial journey.
Nathalie Paiva	Co-Founder & Chief Xperience Officer	Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.
Karah St. Preux	Marketing	
Cherish Carr	HAUS Manager	
Andres Gomez	Operations	

Drew Kelley	Chief Financial Officer (Interim)	With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming.

Perks

$500	A single Day Pass to ArkHAUS Miami or any future location. $100 Value
$1,000	A 2-person Day Pass to ArkHAUS Miami or any future location. $200 Value
$1,500	2 custom dress shirts by Saintly NYC. $310-$380 Value
$5,000	A custom pair of shoes by Awl & Sundry. $495-$595 Value
$15,000	A custom leather weekender bag by Saintly NYC. $1195-1295 Value

$50,000	A 1-year ArkHAUS membership. Select from either Individual or Couples membership. $10,000 Value
$85,000	A "Bonus List" Trip from the Inspirato Travel Collection: Choose from global destination portfolio | Duration: 4-9 days | Occupancy: 2-16 | Square Feet: 350-7500 | Bedrooms: 1BR - 7BR Sample trips include: 4 days on Costa Rica Estate | 5 days in a Tuscan Villa | 9 days in NYC Luxury Suite | $10,000+ Value
$100,000	A 1-year ArkHAUS Corporate Membership. $20,000 Value

FAQ



Company Name	ArkHAUS

Logo



Headline

The lifestyle club on water, launching in Miami and cities worldwide

Slides





FLIP THROUGH FOR
MEMBERSHIP DETAILS

→

ARKHAUS

SCROLL DOWN FOR
INVESTMENT OPPORTUNITY

↓



Enter
ArkHAUS

... the lifestyle club on water coming in 2022. Meet, relax or
entertain from a floating villa, complete with outdoor decks
& rooftop lounges overlooking a protected pool in the center.
ArkHAUS is a set of 4 40 ft. vessels connected together to
form an exclusive getaway for our members.

ARKHAUS

HOW
CSTM HAUS
and Arkup teamed
up to create
ArkHAUS

Landing at the Faena Bazaar Rooftop
was just the beginning for CSTM HAUS
in Miami. In discovering the Arkup team
and their vision of 'Avant Garde Life on
Water', we had the early workings of
our own vision for a Miami club. When
Arkup privately unveiled to us their next
generation vessel, we collaborated to
design, refine, and realize the lifestyle
club of the future.

3

ARKHAUS

Mornings

The Day
Breaks

Start the day with guided yoga
and mediation classes led by
world-class instructors.



Work Days

Limitless
Views
Inspire

Break away from the office
to work with a view, or host a
meeting in style.



5



Play Days

Indulge &
Let Loose

The fun is just getting started as the week comes to
an end. Featuring resident DJs and performances, join
us on the weekends as we unwind and party on deck
with bookable cabanas, daybeds, rooftop jacuzzis,
and food & bar service.

ARKHAUS

6

ARKHAUS

Evenings

The Night
Caps

As the sun sets and the moon rises,
mix & mingle with cocktails, live
music and great company.

7



ARKHAUS

Walk on
Water

Naturally formed at the intersection of the
vessels, the ArkHAUS pool lets you soak up the
sun or take a dip at the center of the action.

8

ARKHAUS

Programming

Mix & mingle with fellow members
and friends during our weekly hosted
events - from master mixologist
cocktail hours to the latest in health
& wellness activities.

9

ARKHAUS

Membership Program

With only 360 pre-sale memberships available, we have the luxury of staying true to our core culture. This means exclusitivity & fun without the drama.

Charters

Have a special event? Only members can charter individual ArkHAUS vessels for a private experience. Whether you keep the vessel connected for a private party or disconnect for a sunset sail, you're sure to offer your guests an unforgettable experience.



10

Guest Benefits

It's up to you: choose to share your 30hrs/month with friends & clients, or maximize your own time on board. A limited number of Guest Passes will be made available, for purchase by members and their guests.

Access to Other Locations

Members will enjoy access to future ArkHAUS locations as well as the expanding portfolio of CSTM HAUS work lounges.

Application Process

Place your fully refundable deposit now to reserve the earliest pre-sale access. As we build the vessels, finalize the location, and dream up exceptional programming, we'll begin to confirm applications and assign membership number. If at any point you decide you don't want to move forward, we will fully refund your deposit.



APPLY: bit.ly/cstmarkhausapplication
INQUIRE: arkhaus@cstm.haus
CONTACT: 877.278.6428

ARKHAUS

ARKHAUS

What We Stand For

We're building a membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by night.

About the Team

Leaning on Co-Founder & CEO Sam Payrovi's 14yr Wall Street career and Co-Founder & CXO Nathalie Paiva's foundation in luxury brand management, ArkHAUS combines the best of both worlds for the lifestyle upgrade of our generation.

Sam Payrovi

Nathalie Paiva




12



Tags	Real Estate, B2C, Travel & hospitality, Coming soon, Startups

---

Pitch text

Summary

- A lifestyle club on 4 solar-electric boats, creating an extraordinary villa
- Tier 1 membership applications closed; Now taking applications for Tier 2
- Forward thinking club has sold 3 "Forever Membership" NFTs at 8 ETH each
- Stable Projected Margins of $8.50M (yr 1) rising to $9.46M (yr 5) per city
- Launching in Miami followed by NYC, SF, LA, Paris, Istanbul, Dubai
- Investment into parent company benefits from all future locations
- Founders from Wall Street (Bear Stearns) & luxury brand management (LVMH)

Opportunity

Invest in a next-generation membership club

A combination hospitality & real estate concept, this investment opportunity has been structured to target startup-style returns.

- **Revenue**
  Unlike regular startups which generate revenue many years after their initial

investment, ArkHAUS has already begun to generate revenue in the form of membership deposits in Year 0 (pre-launch).

- **Multiple**
  Investment banking analysts target a mid to high teens (EV/EBITDA) multiple for the hospitality sector. A detailed examination of analyst reports provides an average 16.4X multiple for a matured membership club business.

- **Exit**
  Targeting a 5 year exit to Private Equity or IPO, our goal is to maintain operational excellence while maximizing investor value.

- **Current vs. future investment rounds**
  This investment is into the ArkHAUS parent company and will benefit from all future ArkHAUS locations as well. Future rounds of investment will be made into, and benefit only from, individual ArkHAUS locations. In addition, investors in this round will be provided with first access to future investments.

*Use your fingers to move and discover ArkHAUS in the 3D model abov. On mobile, click the AR button to place it in your environment.

Concept

A lifestyle club for the world's disruptors

Positioned to redefine the members club of yesteryear, ArkHAUS connects 4 futuristic solar-electric houseboats to anchor an exciting new vision where community, innovation, and fun collide.

Members can meet, relax or entertain from the modular floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center.



ArkHAUS is brought to you by the team behind CSTM HAUS.

Experience

A hub for the ever-merging world of work and play

Mornings - The day breaks

Start the days with guided yoga and meditation led by world-class instructors.



Work days - Limitless views inspire

Break away from the office to work with a view, or host a lunch meeting in style.



Play days - Indulge & let loose

The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck—with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



Evenings - The night caps

As the sun sets and the moon rises, mix & mingle with rooftop cocktails and great

company.



—
Membership details

With only 360 memberships available, ArkHAUS has the luxury of staying true to its core culture. This means exclusivity and fun without the drama.

- **Food & beverage** - The ArkHAUS wait staff will provide exceptional service to members and their guests enjoying their time aboard ArkHAUS. On-board dining will be offered through an adjacent on-land restaurant partner. Beverage service will be available on-board at the bar or through the wait staff.

- **Programming** - Mix & mingle with fellow members and guests during weekly hosted events—from master mixologist cocktail hours to the latest in health & wellness activities.

- **Access** - Every member will receive 30 hours of access to the club per month.

- **Guests** - Members can choose to draw on their 30 hours of access or purchase guest passes.

- **Charters** - Only members can charter individual ArkHAUS vessels for private experiences. Whether they keep the vessel connected for a private party or disconnect for a sunset sail, members are sure to offer their guests an unforgettable experience.



Execution

A recipe for launch success

Following a successful 6 month pop-up at the world renowned Faena Hotel's Bazaar rooftop, CSTM HAUS Miami served to assess, ideate, and develop the evolution of the membership club: ArkHAUS.


Arkup 40' Introduced to CSTM HAUS
April 2021
Placed Initial Deposit on 4 Vessels
Jul 2021
Place Production Deposit
Jan 2022
Vessel Production Begins
Feb 2022
Vessel Production Ends
Q3 2022
Vessels Delivered
Q4 2022
IDEATE
DEVELOP
LAUNCH
Jun 2021
ArkHAUS Announced
Aug 2021
Accept Membership Applications
Q1 2022
Award and Confirm Memberships
Q4 2022
Launch

- **(T-9mo) Assets**
  Begin production of the vessels upon closing investment round, with a 30% deposit to fund USA-based manufacturing.

- **(T-7mo) Location**
  Narrow private discussions with preferred options to secure location and docking agreement

- **(T-6mo) Membership agreement**
  Finalize details in a uniquely crafted agreement which allows members and guests access to all four boats

- **(T-5mo) Memberships awarded**
  With the location and membership agreements finalized, we will begin to select and award memberships to applicants.

- **(T-4mo) Vendors & partners**
  Select entertainment, food & beverage, maintenance and other vendors from our curated roster.

- **(T-2mo) Staffing**
  Hire 16 staff members across management, captains, hosts, lifeguards, bartenders, servers, operations, facilities, and security.

- **(T-1mo) Training**
  Engage a rigorous hospitality and safety training program.

Traction

Membership applications exceed expectations

The rate of presale memberships is outpacing projections, demonstrating the tremendous market demand for a new type of members club.

Word of mouth sold over half of Tier 1 Annual Memberships before the release of any primary marketing materials. Having now layered on a minimal marketing budget, we are witnessing a customer acquisition cost (CAC) that is already 58% lower than initial projections and continuing to decline.

Annual memberships

Prior to opening, interested members can file an application with a refundable deposit, available in 3 Tiers:

- Tier 1 | 80 available | $5,000   **[FILLED]**
- Tier 2 | 90 available | $6,250   **[ACTIVE]**
- Tier 3 | 180 available | $7,500

ArkHAUS has already closed Tier 1 of memberships and is now accepting applications for Tier 2.

NFT forever memberships

The club of the future isn't complete without the membership type of the future. ArkHAUS is offering a very limited 10 "Forever Memberships" via NFT sales.

NFT # of 10 Date Platform Price (ETH) USD Equiv 1 Jun 8, '21 OpenSea 8 $20,074 2 Oct 5, '21 SuperRare 8 $22,584 3 Nov 2, '21 SuperWorld 8 $36,752 4-10 TBD TBD TBD TBD

You can learn more about the Forever Membership NFTs here.

Customer Acquisition Cost (CAC)

An initially budgeted $400k for marketing provided a CAC of $1,111 for 360 memberships. However, an early social media advertising test has demonstrated an actual CAC of $472, 58% lower than initial projections.
The growing market awareness, applicant excitement, and a larger and more refined advertising budget will combine to drive the CAC even further down.

Customers

Limited.
Exclusive.
Powerful.

With only 360 memberships made available for presale, access will be limited to members and their guests, drawing on 30 hrs per month.

Membership demographics

By design, our application process allows us to handpick a curated membership base. Every application is followed by a 1:1 conversation to assess the demographic mix, according to the following targets:



Business Model

Explosive economics with room to grow

With highly attractive economics at the single location level, this investment into the ArkHAUS Inc. parent captures all future locations, creating a multiplier effect.

Revenue is primarily driven by a combination of memberships and guest passes, followed by food & beverage sales.

With capacity limited by the US Coast Guard and safety regulations, ArkHAUS has a set number of "Use Hours" available for members and guests. Selling only a conservative 360 memberships and expecting an average of 2 guests per member, ArkHAUS anticipates operating at 50% Capacity usage in year 1.

CAPACITY USAGE	25%	50%	75%	100%
NET PROFIT	2,648,570	8,344,328	13,566,965	18,789,602
REVENUE	5,820,500	12,462,500	19,104,500	25,746,500
Membership & Guest Passes	3,930,500	9,114,500	14,298,500	19,482,500
Food & Beverage (net)	1,458,000	2,916,000	4,374,000	5,832,000
Other Income	432,000	432,000	432,000	432,000
EXPENSE	(3,171,930)	(4,118,172)	(5,537,535)	(6,956,898)
Staffing	(1,993,020)	(2,623,848)	(3,570,090)	(4,516,332)
Operations	(1,178,910)	(1,494,324)	(1,967,445)	(2,440,566)

After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, the club can opt to sell a greater number of memberships or allow more guests in order to approach 75% or 100% Capacity Usage scenarios.

With food & beverage sales as the second source of revenue, Other Income will also be generated in the form of cabana rentals, event bookings, charters, and activity rentals.

Market

Market clarity from the market leader

While many competitors in the private members club market prove consumer demand, Soho House reigns supreme in the space. In July 2021, Soho House's parent company, Membership Collective Group (ticker: MCG) IPO'd, providing vast information to analyze ArkHAUS' market potential.

Analysis of 5 Investment Bank research reports (Bank of America, JP Morgan, Morgan Stanley, Loop Capital Markets, HSBC) results in an average EV/EBITDA multiple target of 16.4x for year-end 2023.

We then apply this multiple to ArkHAUS 2023 projected financials to obtain a projected valuation.

ArkHAUS Inc.

2023 Adjusted EBITDA	$9.01	$9.01	$9.01	$9.01
x Multiple	12.0x	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	$108.1	$138.7	$147.8	$156.8
Less: Year-end 2022 Net Debt	$1.6	$1.6	$1.6	$1.6
Equals Estimated Equity Value	$106.5	$137.1	$146.1	$155.1
Equity Value - Miami Location	$106	$137	$146	$155
Equity Value - 7 Locations	$745	$960	$1,023	$1,086

*All numbers in the above table are in millions.

* The average EV/EBITDA multiple for membership clubs across 5 IB research reports is 16.4x
* In projecting a future value for a single ArkHAUS club, we apply a very conservative 12.0x multiple
* In projecting a future value for 7 global ArkHAUS clubs, we apply the 16.4x multiple
* For the global 7 club future valuation, our EBITDA would likely be higher due to economies of scale, resulting in a higher Equity Value than shown here.

Note: Investment in this round is at a $15M valuation. The above analysis indicates a single Miami ArkHAUS location will be valued at $106M. With 6 additional locations opened, ArkHAUS will be valued at $1.023B.

Competition

The vast landscape of Miami members' clubs demonstrates demand

None have evolved past the traditional land-based club

Miami Competitors
Soho Beach House | The Bath Club | Faena Rose | 1 Beach Club
Fisher Island Club | The Edition Club| The Standard Spa

While competitors such as Soho Beach House, Fisher Island Club, and Bath Club are all based on land, ArkHAUS is securing its market position as the next generation-floating members club.

Miami and many other cities with a tremendous boating and aquatic culture present a great opportunity for a differentiated marine-based club. However, as

yachts and boats do not create a suitable environment for this, no other membership club has been able to expand into this space.



Vision

The new luxury: finding meaningful connections
in innovative places

In partnership with the designers and manufacturers of the vessels, ArkHAUS is redefining the concept of the membership club, both in terms of the venue as well as the experience.

*Use your fingers to move and discover ArkHAUS in the 3D model below. On mobile, click the AR button to place it in your environment.

- **Anchored in smart design**
  Outfitted with electric engines, solar rooftops, and spuds that elevate the entire platform out of water, the modular club is built on four Arkup 40' vessels; a state of the art mansion on water meets the next generation of Transformers.

- **What we stand for**
  We're building membership club that breaks the mold. A club for the world's disruptors, innovators and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, good people by

night.

—

Miami location

—

Boasting open water views and positioned away from marine traffic, ArkHAUS will be permanently docked with one of these premium hospitality partners.



—

Future cities

—

With the first location live and generating buzz in Miami, pre-sale memberships will be made available to future locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai.



Investors

Use of funds

Vessel deposits (45%)
A deposit must be placed to secure financing and begin production of the 4 vessels. US-based production will take approximately 6 months.

Membership marketing (21%)
The Marketing budget will be allocated towards content creation, digital marketing, and member acquisition events. As membership presales have exceeded expectations for a favorable Customer Acquisition Cost, ArkHAUS will have flexibility to allocate this surplus towards further marketing or other operations.

Pre-launch operations (34%)
ArkHAUS must undertake a variety of operational activities including surveying, legal, agreements, club furnishings, payroll, and other ancillary expenses.

Founders

An execution-focused team for the lifestyle upgrade of our generation



Sam Payrovi

Co-Founder & CEO

Sam is a 14 year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market leading mortgage analytics F.A.ST. group. By 2006, he was running Royal Bank of Scotland's Asset Backed Securities Structuring team, before launching a Fin-Tech mortgage startup, ProtEquity Group. In 2012, a trip to SE Asia inspired an entrepreneurial journey that would span multiple companies under one corporation, now culminating in ArkHAUS.



Nathalie Paiva

Co-Founder & CXO

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service oriented brands. Her global perspective and penchant for partnership development provide invaluable insight and direction for the business.

Team History

How CSTM HAUS paved the way for ArkHAUS



Founded in early 2020, CSTM HAUS is a multi-faceted hospitality business offering a hybrid coworking & lifestyle membership as well as an event space from a single flexible venue.

Following the NYC location in the Meatpacking District's famed "Little Flatiron Building", CSTM HAUS set out to get its feet wet in Miami with a pop-up atop the Faena Hotel's Bazaar Rooftop. The breathtaking views soon became the backdrop for a new kind of membership club: a bright, inspiring space that cultivated a healthy blend of powerhouse networking by day with vibrant fun by night. Events such as the fast-growing #NFTuesdays series gained substantial notoriety, leading to sponsorship from Stella Artois and Diplomático Rum.

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A resourceful team executes under pressure

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When COVID hit, the team sprang into action. Within 2 weeks of shutting down normal startup operations, CSTM HAUS was on its way to becoming the largest maker of face shields for the City of New York and its hospital system.

The New York Times

That Face Shield Might Have Been Made in a Party Space

A chic loft in the meatpacking district has reinvented itself as a factory for personal protective equipment.

Despite the largest supply chain disruption since WWII (and never having never made a single face shield before) the team built a global supply chain of materials in 2 weeks, and designed a best-practice product that would become the standard across the remaining NYC suppliers. Over the next 5 months, CSTM HAUS hired and employed 90 local workers, purchased enough elastic to wrap around the island of Manhattan 14 times, cut through 340 TONS of plastic, turned the Meatpacking District's sexiest corner into a shipping depot, and hand-manufactured 1.7 million face shields.

Upon completion, CSTM HAUS had fulfilled a total of 4 orders for the City of New York, representing 36% of all face shields supplied to NYC front-line responders. Our HAUS Pup Chili was featured in the New York Times. It was the most fulfilling thing we've done in our lifetime. And with ArkHAUS, we're going to do even more.



Team

Sam Payrovi	Co-Founder & Chief Executive Officer	A 14 yr I-banker turned entrepreneur, Sam graduated from UCLA and joined Bear Stearns' renowned F.A.S.T. group in 2001. By 2006, he ran the RBS ABS Structuring team before launching a Fin-Tech startup in 2009, which began an entrepreneurial journey.
Nathalie Paiva	Co-Founder & Chief Xperience Officer	Drawing on years of experience at global luxury leaders LVMH & Amore Pacific, Nathalie's extensive experience developing strategy & communications for high-touch brands provides valuable insight and direction for ArkHAUS.
Karah St. Preux	Marketing	
Cherish Carr	HAUS Manager	
Andres Gomez	Operations	

| Drew Kelley | Chief Financial Officer (Interim) | With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming. |

Perks

$500	A single Day Pass to ArkHAUS Miami or any future location. $100 Value
$1,000	A 2-person Day Pass to ArkHAUS Miami or any future location. $200 Value
$1,500	2 custom dress shirts by Saintly NYC. $310-$380 Value
$5,000	A custom pair of shoes by Awl & Sundry. $495-$595 Value
$15,000	A custom leather weekender bag by Saintly NYC. $1195-1295 Value

$50,000	A 1-year ArkHAUS membership. Select from either Individual or Couples membership. $10,000 Value
$85,000	A "Bonus List" Trip from the Inspirato Travel Collection: Choose from global destination portfolio | Duration: 4-9 days | Occupancy: 2-16 | Square Feet: 350-7500 | Bedrooms: 1BR - 7BR Sample trips include: 4 days on Costa Rica Estate | 5 days in a Tuscan Villa | 9 days in NYC Luxury Suite | $10,000+ Value
$100,000	A 1-year ArkHAUS Corporate Membership. $20,000 Value

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